Rule 424(b)(2)
                                                              File No. 333-26437
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 16, 1998)

                                                                            FFCA

                               6,000,000 SHARES

                   FRANCHISE FINANCE CORPORATION OF AMERICA

                                 COMMON STOCK

                                --------------

     This is an offering of 6,000,000 shares of common stock of Franchise Finance Corporation of America. Franchise Finance Corporation of America is selling all of the shares of common stock offered under this prospectus supplement.

     Our common stock is listed and traded on the New York Stock Exchange under the symbol "FFA." The last reported sale price of our common stock on January 27, 1999, was $231|M/16 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-13 OF THIS PROSPECTUS SUPPLEMENT.

                                --------------

                                                 Per Share        Total
                                                 -----------   --------------
   Public Offering Price    ..................     $23.00      $138,000,000
   Underwriting Discount .....................      $1.18        $7,072,500
   Proceeds, before expenses, to FFCA   ......     $21.82      $130,927,500

     The underwriters may also purchase up to an additional 900,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Merrill Lynch & Co. is acting as book running lead manager for this offering. Merrill Lynch & Co. and Bear, Stearns & Co. Inc. are acting as joint lead managers. The shares of common stock will be ready for delivery in New York, New York on or about February 2, 1999.

                                --------------
MERRILL LYNCH & CO.                                     BEAR, STEARNS & CO. INC.

                              Joint Lead Managers
                                 --------------

      MORGAN STANLEY DEAN WITTER

                       NATIONSBANC MONTGOMERY SECURITIES LLC

                                               SALOMON SMITH BARNEY

                                 --------------

          The date of this prospectus supplement is January 27, 1999.

                   FRANCHISE FINANCE CORPORATION OF AMERICA

                Investment Locations as of December 31, 1998(1)



        [MAP OF THE UNITED STATES SHOWING FFCA'S PROPERTIES BY INDUSTRY]



 (1) Does not include four properties located in Alaska and Canada.



    [TWO PIE CHARTS SHOWING INDUSTRY SECTOR DIVERSIFICATION BASED UPON TOTAL
        REVENUES AND TOTAL INVESTMENT MIX, BOTH AS OF SEPTEMBER 30, 1998]


------------
(1) Total revenues does not include other miscellaneous income.

         THE PROSPECTUS THAT ACCOMPANIES THIS PROSPECTUS SUPPLEMENT CONTAINS IMPORTANT INFORMATION REGARDING THIS OFFERING, AND YOU ARE URGED TO READ BOTH THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT IN FULL TO OBTAIN MATERIAL INFORMATION CONCERNING THE SHARES AND AN INVESTMENT IN THE SHARES.

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                               ----------------

                               TABLE OF CONTENTS

                                                                       PAGE
                              PROSPECTUS SUPPLEMENT

     Prospectus Supplement Summary ..................................   S-3
     Risk Factors ...................................................  S-13
     Use of Proceeds ................................................  S-16
     Price Range of Common Stock and Distribution History ...........  S-17
     Capitalization .................................................  S-18
     Selected Financial Data ........................................  S-19
     Management's Discussion and Analysis of Financial Condition and
      Results of Operations .........................................  S-21
     Business and Properties ........................................  S-28
     Industries .....................................................  S-37
     Management .....................................................  S-40
     Certain Federal Income Tax Considerations to Holders of
      Common Stock ..................................................  S-43
     Underwriting ...................................................  S-47
     Legal Matters ..................................................  S-48

                                   PROSPECTUS

     Available Information ..........................................     2
     Incorporation of Certain Documents by Reference ................     2
     The Company ....................................................     3
     Use of Proceeds ................................................     3
     Ratios of Earnings to Fixed Charges ............................     3
     Description of Debt Securities .................................     4
     Description of Common Stock ....................................    13
     Description of Preferred Stock .................................    14
     Restrictions on Transfers of Capital Stock .....................    19
     Certain Federal Income Tax Considerations ......................    20
     Plan of Distribution ...........................................    25
     Legal Matters ..................................................    26
     Experts ........................................................    26

                                      (i)

                         PROSPECTUS SUPPLEMENT SUMMARY

     THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE SHARES. YOU SHOULD READ THIS ENTIRE PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND FFCA'S EXCHANGE ACT REPORTS CAREFULLY. UNLESS THE CONTEXT INDICATES OTHERWISE, THE TERMS "FFCA," "OUR," "WE," AND "THE COMPANY" REFER TO FRANCHISE FINANCE CORPORATION OF AMERICA AND ITS SUBSIDIARIES.

                                  THE COMPANY

     Based in Scottsdale, Arizona, Franchise Finance Corporation of America, or FFCA, is a leading specialty finance company dedicated to providing real estate financing to experienced multi-unit operators of established national or regional chain restaurants, convenience stores and automotive parts and services outlets. The Company offers a full complement of financing products including sale-leaseback financing, mortgage and equipment loans, construction financing, and other custom financing solutions. As of December 31, 1998, FFCA had investments in more than 3,500 properties (including interests in securitized loans). FFCA's clients and the properties which it has financed represent some of the best-known chains in the country, including Applebee's, Arby's, Burger King, Checker Auto Parts, Chevron, Circle K, Citgo, Hardee's, Jiffy Lube, Midas Muffler Shops, Pizza Hut, 7-Eleven, Taco Bell, Texaco, Valvoline Instant Oil Change and Wendy's. FFCA is a self-administered real estate investment trust.

     HISTORY AND ORGANIZATION. Morton H. Fleischer, who serves as Chairman of the Board, President and Chief Executive Officer of FFCA, formed the Company in 1980 to provide real estate sale-leaseback financing to the chain restaurant industry. The Company expanded its financial services products to include mortgage and construction financing following its listing on the New York Stock Exchange in June 1994. In 1997, FFCA began to provide similar financial products to operators of convenience stores and automotive parts and services facilities. Considered separately, each of the three retail industries that FFCA finances are among the largest sectors of the retail industry in terms of the number of locations and gross retail revenues in the United States, which the Company believes will provide it with opportunities for continued growth from additional financings. Within these industries, FFCA focuses primarily on providing financing to larger, experienced multi-unit operators with established national and regional brands. As of December 31, 1998, the Company had a staff of approximately 135 employees dedicated to all aspects of investment origination, loan origination and portfolio servicing and management. FFCA possesses a very experienced and highly knowledgeable executive management team with an average of 20 years of industry experience.

     INVESTMENT STRUCTURE. FFCA structures its investments to enhance the stability of its cash flows. FFCA's sale-leaseback transactions are triple-net leases which provide that the lessees are responsible for the payment of all property operating expenses, including property taxes, maintenance and insurance costs. Therefore, FFCA is generally not required to make significant capital expenditures in the properties which it owns. Both FFCA's sale-leaseback and mortgage financings are generally for twenty-year terms and mortgage products typically are fully amortizing over the term of the loans. The sale-leasebacks originated by FFCA are retained in its portfolio and generally provide for base rentals plus additional payments based upon a participation in the gross sales from the properties or specified contractual increases. The mortgage loans originated by FFCA are generally pooled and sold in securitized offerings, with FFCA generally retaining or acquiring interests in the pool in the form of subordinated securities and mortgage servicing rights.

     INVESTMENT MIX. As of September 30, 1998, FFCA's investments portfolio (at cost) totaled approximately $1.5 billion and approximately $1.2 billion, or 78%, of FFCA's investments in properties were fee-owned real estate subject to lease agreements. In addition, mortgage loans held for sale accounted for approximately $171 million, or 11%, of the portfolio while subordinated securities in securitized mortgage loan pools accounted for approximately $95 million, or 6%, of the portfolio. Also as of such date, mortgage loan investments accounted for approximately $42 million, or 3%, of the portfolio while other investments accounted for approximately $33 million, or 2%, of the portfolio.

     FFCA's corporate offices are located at 17207 North Perimeter Drive, Scottsdale, Arizona 85255-5402. The Company's telephone number is (602) 585-4500. FFCA also has an internet website at www.ffca.com.

                               BUSINESS ACTIVITY

     INVESTMENT/FINANCING Growth. FFCA provides real estate financing to experienced multi-unit operators of chain restaurants, convenience stores and automotive parts and services outlets. Considered separately, each of the three industries financed by FFCA are among the largest sectors of the retail industry in terms of number of locations and gross retail revenues in the United States. Each of these three retail sectors is generally characterized as mature, meaning that recent new store construction has been limited because most markets have been extensively developed. Thus, the increased volume of FFCA's financing activity has not been related to new store construction. FFCA's financing growth has resulted principally from providing refinancing to existing chain store locations and the financing of merger and acquisition transactions as these industries consolidate. Approximately 90% of the stores financed by FFCA since 1994 have been existing locations, rather than newly constructed properties. FFCA's management believes that future financing activities will continue to be based upon existing chain store locations with established operating performance. The Company's compounded annual growth rate in annual investments and financings was 49.5% for the period 1995 through 1998. The table below sets forth the growth of FFCA's investment and financing activity by year since 1995, the first full fiscal year after FFCA became a public company:

                          INVESTMENT/FINANCING GROWTH

                         $ in millions
                         1995                     $278
                         1996                     $340
                         1997                     $503
                         Estimated 1998           $928

     FUNDS FROM OPERATIONS GROWTH. Since becoming a public company in 1994, the Company has achieved increased growth in its funds from operations per share principally as a result of the increased amount of new investments and financings, as well as an ability to limit the growth of operating and general and administrative expenses of the Company. The objective of FFCA's management is to grow funds from operations per share. Management considers funds from operations to be an appropriate measure of performance of an equity REIT because it is predicated on cash flow analyses. Historical cost accounting for real estate assets implicity assumes the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative. For a description of how FFCA calculates funds from operations and for other financial measures of the Company's operating performance, see "-- Summary Financial Information," "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." On an annual basis, the growth rate of FFCA's funds from operations per share is as follows:

                          FUNDS FROM OPERATIONS GROWTH

                                        1995(1)    1996      1997     1998(2)
                                        -------    ----      ----     -------
      FFO per Share Growth               5.6%      7.1%      8.2%      10.9%
      ------------
      (1) Six months ended December 31, 1995 compared to six months ended December 31, 1994. (2) Nine months ended September 30, 1998 compared to nine months ended September 30, 1997.

                               SIZE OF THE MARKET

     FFCA's objective is to achieve a dominant market share in financing the chain restaurant, convenience store and automotive parts and services store industries. The growth of FFCA's investment activity through 1998, mostly as a result of financing existing stores, has meant that FFCA has increased its market share in each of the industries which it finances. Company management believes that, as of December 31, 1998, FFCA had provided real estate financing for less than 2% of the total market in these three industries.

     There are nearly 1 million outlets in the three retail industries which FFCA finances, consisting of restaurants, convenience stores and automotive parts and services stores. Collectively, the top 50 chains (as ranked by numbers of units) in these industries had approximately 210,000 outlets at the end of 1997. The Company estimates that, based upon FFCA's average store financing amounts of $750,000 per outlet, the overall market of potential financings is over $700 billion, with the top 50 chains representing over $150 billion in potential financings, as outlined below:

                             ESTIMATED MARKET SIZE
                            (Dollars in thousands)

                                              Convenience   Automotive Parts
                                Restaurants     Stores        and Services       Total
                                ------------  ------------    ------------    ------------
Total Number of Outlets ......       444,531       140,829         372,526         957,886
 Top 50 Chains ...............       107,798        71,097          33,236         212,131
Estimated Financing Potential
 Total Outlets ...............  $333,398,250  $105,621,750    $279,394,500    $718,414,500
 Top 50 Chains ...............  $ 80,848,500  $ 53,322,750    $ 24,927,000    $159,098,250

                            COMPETITIVE ADVANTAGES

     FFCA is guided by a philosophy of offering its customers superior resources and services to add value to their businesses through responsive, innovative and flexible financing solutions. The Company's resources include a broad array of financing products, a capacity to offer forward financing commitments, an ability to provide financing for some of the smallest to some of the largest capital needs, an ability to provide valuable proprietary research and market data to its customers and an extensive team of knowledgeable professionals. Among FFCA's competitive advantages are the following:

     BRAND NAME RECOGNITION. Like the customers FFCA finances, Company management has sought to make FFCA a well-known brand name in the industries addressed by the Company. FFCA has a track record of over 18 years of financing the chain restaurant industry. During that time, FFCA has invested extensively in advertising and direct mail correspondence with potential clients. Since 1996, the Company has increasingly been recognized as a resource for information in articles that have appeared in national publications and trade journals. In addition, trade journals regularly publish the Company's operator confidence indices and excerpts from its annual industry studies.

     CLIENT RELATIONSHIPS. Each year, a large portion of FFCA's financing activity is provided to clients the Company has known or successfully financed in the past. Repeat financing business is attributable to a strong focus on customer service. In 1994, the Company instituted its Preferred Client Program, which pre-approves customers for multiple store development or acquisitions for the coming year. In connection with these Preferred Client commitments, individual store financing is expedited by FFCA's real estate analysts and property management professionals. As a means of enhancing client relationships, FFCA founded the Restaurant Leadership Conference in 1992, which has become a recognized annual gathering of the larger, multi-unit chain restaurant operators. The conference provides a means of bringing together some of the largest restaurant operating companies in the country to hear from various well-known business and industry professionals, including FFCA representatives. The Company was also a founding sponsor of a similar annual event geared to the convenience store industry in 1998.

     ONE-STOP SHOPPING. FFCA provides its customers with a full complement of financing alternatives, including sale-leaseback transactions, mortgage loans, equipment loans, senior loans and construction loans. FFCA believes that offering its customers a "one-stop shop" gives FFCA a competitive advantage over traditional mortgage lenders and other real estate financing companies. Additionally, FFCA continuously reviews other financing products that it may offer operators to further improve FFCA's competitive position.

     PROPRIETARY INFORMATION SYSTEMS. FFCA has invested extensively in proprietary, innovative information systems which enhance its investment evaluation and origination capabilities and make its portfolio management processes more efficient. The result is that FFCA has created an efficient financing and servicing organization that is responsive to its customers' needs and is capable of administering a wide array of financial products. In addition, FFCA's proprietary information systems technology allows the Company to provide valuable information to customers. By providing management information to its clients, such as computerized site evaluations and reports that illustrate how its customers' stores fare relative to each other and relative to overall industry performance measures, FFCA differentiates itself from other, more traditional, finance companies.

     COMMITMENT TO RESEARCH. FFCA's commitment to research fosters customer relationships and enhances its brand recognition and reputation. The Company annually publishes and widely distributes extensive reports on the convenience store and chain restaurant industries. FFCA professionals have also published articles on financial statement analysis, real estate valuation, company valuation, the decision to lease or own, the most advantageous corporate capitalization structure for operators and other matters important to both customers and industry analysts. FFCA has additionally created convenience store and restaurant operator confidence indices that are published quarterly in cooperation with major industry publications. FFCA's research is largely derived from the Company's own databases. These databases include unit-level financial statements on more than 10,000 chain stores, a geographic database of over 800,000 chain store locations, information on over 7,000 multi-unit operators, as well as information on national demographic statistics, automobile traffic counts, store construction costs and management practices. Together with FFCA's research, these databases have been used to assist customers by enhancing their ability to make important operational and investment decisions.

     GROWTH OPPORTUNITIES THROUGH STRATEGIC ALLIANCES. FFCA pursues key alliances with selected active investors and operators in its targeted industries. The alliances are intended to facilitate the refinancing of real estate assets by experienced consolidators in the Company's targeted industries. For example, in February 1998, an affiliate of Colony Capital, Inc., made an equity investment in FFCA of $100 million, making Colony FFCA's largest shareholder with approximately 8% of FFCA's common stock. Colony, a Los Angeles based international real estate investment firm, will assist FFCA in identifying potential strategic investment initiatives.

                              PORTFOLIO STABILITY

     FFCA has maintained an excellent record of portfolio stability through investment diversification and an adherence to strong underwriting research standards.

     INVESTMENT DIVERSIFICATION. Consistent with the Company's stated objectives, since 1996 FFCA has principally financed, in terms of investment dollars, larger multi-unit operators having in excess of 200 stores. FFCA has sought to finance larger, multi-unit operators having strong market presence, stable cash flows and diversified sources of revenues. The Company's management believes that adherence to its underwriting standards will result in enhanced risk-adjusted returns. As of September 30, 1998, no single tenant or borrower contributed more than 10% of FFCA's revenues. In total, the Company had over 400 individual obligors, 83% of whom individually contributed less than 5% of revenues for the nine months ended September 30, 1998. Management believes that, as the Company continues to grow, further diversification of obligors will result.

     COMPREHENSIVE RESEARCH AND UNDERWRITING CAPABILITIES. FFCA's investment underwriting standards have been guided by its extensive industry research. The Company has annually published and distributed research on the restaurant and convenience store industries. In addition to its extensive proprietary industry data, FFCA has assembled comprehensive national demographic and traffic count data to assist in investment decisions. FFCA targets quality investments by applying conservative, research-driven underwriting criteria designed to evaluate risk and return indicators. Before underwriting a transaction, FFCA thoroughly researches various factors, including: (1) chain store profitability:
(2) chain store investment amount; (3) site considerations; (4) market considerations; (5) operator experience; (6) credit considerations; (7) property condition; (8) chain store suitability; and (9) environmental considerations.

     PROVEN UNDERWRITING STANDARDS. FFCA's professionals have extensive property management experience, which has helped the Company to maintain extremely low levels of property vacancy. As of December 31, 1998, the Company had just 18 vacant properties in its possession in which the applicable lease or loan payments were not being made, representing a vacancy rate of approximately one-half of one percent of its entire portfolio. FFCA has consistently maintained property occupancy of greater than 99% since 1996. As of December 31, 1998, the Company reported only one delinquency in its three securitized loan portfolios, representing a single property out of more than 1,100 mortgage loans which have been sold in securitized loan transactions.

                                   PROPERTIES

     FFCA's portfolio has grown an average of approximately 30% annually since 1995, the first full fiscal year after FFCA became a public company, from 1,176 properties at December 31, 1994, to 3,592 properties at December 31, 1998. In 1998, FFCA invested approximately $928 million in more than 1,200 properties, which represented an increase of approximately 85% over total investment transactions of approximately $500 million in 1997. As of December 31, 1998, FFCA had investments in properties located in 48 states, Washington, D.C. and Canada. FFCA's revenues in the first nine months of 1998 totaled $122.7 million, an increase of 22% over the same period in 1997. The following chart outlines the growth of the number of properties in FFCA's portfolio:

                           PROPERTY PORTFOLIO GROWTH

                           Dec-94            1,176
                           Mar-95            1,218
                           Jun-95            1,332
                           Sep-95            1,408
                           Dec-95            1,508
                           Mar-96            1,550
                           Jun-96            1,570
                           Sep-96            1,661
                           Dec-96            1,869
                           Mar-97            2,072
                           Jun-97            2,111
                           Sep-97            2,215
                           Dec-97            2,481
                           Mar-98            2,760
                           Jun-98            3,129
                           Sep-98            3,317
                           Dec-98            3,592

     FFCA's portfolio is diverse in terms of operators and chains with investments that were leased to, or owned by, over 400 national and regional operating companies as of September 30, 1998. The following table sets forth certain information regarding the fifteen largest chains, in terms of total revenues and percent of total revenues, in FFCA's portfolio:

                       FIFTEEN LARGEST CHAINS BY REVENUE
            As of and for the Three Months Ended September 30, 1998
                            (Dollars in thousands)

                               Total        Percent of     Number of     Percent of
Chain(1)                     Revenues(2)  Total Revenues  Properties  Total Properties
--------                     -----------  --------------  ----------  ----------------
Burger King ................ $ 6,167          14.8%          417           12.6%
Arby's .....................   4,021           9.7%          343           10.3%
Jack in the Box ............   3,280           7.9%          171           5.1%
Hardee's ...................   3,033           7.3%          351           10.5%
Wendy's ....................   2,848           6.8%          185           5.6%
Quincy's ...................   2,472           5.9%           97           2.9%
Applebee's .................   1,670           4.0%           73           2.2%
Pizza Hut ..................   1,562           3.8%          187           5.6%
Taco Bell ..................   1,520           3.7%           93           2.8%
KFC ........................   1,313           3.2%          113           3.4%
Perkins ....................   1,023           2.5%           37           1.1%
Black-eyed Pea .............     918           2.2%           34           1.0%
Fuddrucker's ...............     882           2.1%           26           0.8%
Uni-Mart(3) ................     846           2.0%          123           3.7%
7-Eleven(3) ................     839           2.0%           82           2.5%
                             --------       ------         ------        ------
 Total for Top 15 Chains.... $32,394          77.9%        2,332           70.1%

------------
(1) Represents restaurant chains unless otherwise indicated. The names of the concepts are a trademarks or service marks of their respective franchisors.
(2) Total revenues do not include other miscellaneous income.
(3) Represents convenience store chains.

                          CAPITAL MARKETS STRATEGIES

     INVESTMENT GRADE DEBT. The Company's strategy has been to fund its investments in leased properties through the issuance of equity and senior unsecured notes. The Company received its first investment-grade debt ratings in 1995 of Baa3, BBB- and BBB- from Moody's Investors Rating Service, Standard and Poor's and Duff and Phelps Credit Rating Company, respectively. Following the receipt of these ratings, the Company negotiated improved terms and conditions under its unsecured credit facility from its bank syndicate, which has been used to fund acquisitions and mortgage originations. Shortly thereafter, the Company also issued its first long-term unsecured senior notes. Since 1995, FFCA has used the issuance of senior notes, together with its equity capital, to provide long-term funding for its real estate lease investments. FFCA has no secured borrowings other than an $8.5 million mortgage on its headquarters building. In September 1998, Duff and Phelps Credit Rating Company elevated its rating of the Company to BBB.

     SECURITIZATIONS. In  1995,  FFCA  began  to  offer  its clients traditional
long-term   mortgage  products  to  complement  its  established  sale-leaseback financing in order to become a "one-stop shop" for chain store real estate financing. In 1996, FFCA issued its first mortgage-backed securities, which effectively match-funded the mortgage loans originated by the Company. That same year, the Company added variable rate mortgage loans to its array of financing products. Through 1998, FFCA had originated three mortgage-backed securities offerings to fund its expanding mortgage business. In concert with its mortgage-backed securities offerings, which are classified as sales of mortgage loans for accounting purposes, FFCA has generated mortgage servicing revenues and has retained securities that are generally rated below investment grade. Combined with the related servicing revenues, the interest income earned by the Company on its retained mortgage securities makes these investments its highest yielding assets. The Company's third mortgage-backed securities offering in May 1998 was rated by Moody's Investors Rating Service, Duff and Phelps Credit Rating Company and Fitch Investors Service, Inc. As of September 30, 1998, FFCA's residual interests in securitized mortgage loans represented approximately 7% of FFCA's total assets.

     LIQUIDITY FACILITIES. As of December 31, 1998, FFCA had two primary liquidity facilities that enable the Company to position its investments in leased properties and mortgage loans. The first is a $350 million unsecured revolving credit facility with a commercial banking syndicate and the second is a $600 million loan sale facility. Together with FFCA's internally generated cash flow, this $950 million in liquidity facilities represents a key element of the Company's strategy to maintain a high level of liquidity in order to take advantage of increased investment and financing opportunities and to address the significant growth of its mortgage and real estate investment activity.

     CURRENT CAPITAL STRUCTURE. FFCA has sought to maintain a capital structure which fosters its access to a competitive cost of capital. As of September 30, 1998, FFCA's imbedded fixed charge coverage ratio (which is the number of times the Company can pay its interest, excluding borrowings related to mortgages held for sale) was approximately 4:1. For the same period, the Company also had a ratio of debt to total market capitalization of under 25%. In addition, FFCA has staggered its lease and corporate debt maturities in order to limit performance volatility and long-term interest rate sensitivity. Since becoming a public company in June 1994, FFCA has also pursued a strategy of increasing the amount of corporate cash flow retained for new investments. FFCA has always benefited from the fact that it has not been required to expend a significant amount of funds for real estate maintenance or capital expenditures, which are the contractual responsibility of the Company's tenants and borrowers. At the end of 1994, the Company's funds from operations were used almost entirely to pay shareholder dividends. As a result of the growth in funds from operations per share, the ratio of dividends to funds from operations had fallen to approximately 78% for the quarter ended September 30, 1998. FFCA raised its annual shareholder dividend 4.4% to $1.88 per share beginning with the fourth quarter of 1997. At that time, the Company announced that it would review future shareholder dividend increases on an annual basis. On January 8, 1999, the Company declared a second increase in its quarterly dividend to $.49 per share ($1.96 per share on an annual basis). There can be no assurance that FFCA will continue to increase its dividend.

                          SUMMARY FINANCIAL INFORMATION

     FFCA derived the historical financial information set forth below from FFCA's audited financial statements for 1995 through 1997 and unaudited financial statements for the nine months ended September 30, 1997 and September 30, 1998. The information is only a summary and you should read it together with FFCA's historical financial statements (and related notes) contained in the annual and quarterly reports and other information FFCA has filed with the Securities and Exchange Commission (see "Incorporation of Certain Documents by Reference" in the accompanying prospectus), as well as the financial information included in this prospectus supplement (see "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations").

                                                   Nine Months Ended               Years Ended
                                                     September 30,                 December 31,
                                                  -------------------    ---------------------------------
                                                    1998        1997        1997       1996         1995
                                                    ----        ----        ----       ----         ----
                                                        (Dollars in thousands, except per share data)
STATEMENT OF INCOME DATA:
 Revenues:
  Rental......................................... $  87,350   $ 75,041   $ 101,292   $  95,612   $  86,182
  Mortgage loan interest ........................    21,287      7,448      10,987      15,738      14,118
  Investment income and other....................    14,102      9,937      13,672       6,955       2,283
  Interest (related party).......................        --      7,857       9,037       2,861          --
                                                  ---------   --------   ---------   ---------   ---------
   Total Revenues................................   122,739    100,283     134,988     121,166     102,583
                                                  ---------   --------   ---------   ---------   ---------
 Expenses:
  Depreciation and amortization..................    17,808     15,478      20,784      20,654      21,201
  Operating, general and administrative .........     9,958      8,418      11,106      11,488      10,283
  Property costs.................................     1,513      1,540       1,641       2,041       2,046
  Interest.......................................    31,221     26,017      34,764      25,974      15,276
  Interest (related party).......................       750        739         986         973         961
                                                  ---------   --------   ---------   ---------   ---------
   Total Expenses................................    61,250     52,192      69,281      61,130      49,767
                                                  ---------   --------   ---------   ---------   ---------
 Income before gain on sale of property
  and other costs................................    61,489     48,091      65,707      60,036      52,816
 Gain on sale of property, net(1) ...............     9,306      7,004       5,471       9,899         977
 Equity in net income (loss) of affiliate........        --      1,147       1,719      (1,396)         --
 Extraordinary item-loss on early
  extinguishment of debt ........................        --         --          --          --      (2,464)
                                                  ---------   --------   ---------   ---------   ---------
 Net Income...................................... $  70,795   $ 56,242   $  72,897   $  68,539   $  51,329
                                                  =========   ========   =========   =========   =========
 Basic earnings per share........................ $    1.50   $   1.38   $    1.78   $    1.70   $    1.28
                                                  =========   ========   =========   =========   =========
 Diluted earnings per share ..................... $    1.49   $   1.37   $    1.76   $    1.69   $    1.27
                                                  =========   ========   =========   =========   =========
OTHER DATA:
 FFO(2)                                           $  81,923   $ 64,074   $  87,559   $  79,492   $  73,539
 FFO per share, assuming dilution(2) ............      1.73       1.56        2.12        1.96        1.83
 Adjusted FFO(3).................................    81,803     64,074      87,559      79,476      73,499
 Adjusted FFO per share, assuming dilution(3) ...      1.72       1.56        2.12        1.96        1.82
 Cash flows from operating activities............    86,324     65,184      86,324      85,949      78,621
 Cash flows from investing activities............  (192,973)   (25,226)   (207,521)   (148,629)   (259,715)
 Cash flows from financing activities............   114,220    (49,884)    116,977      71,963     171,066
 Number of properties owned .....................     1,811      1,445       1,477       1,371       1,261
 Number of properties secured by mortgages ......       189        143         378         255         247
 Number of properties in securitized loans ......     1,317        627         626         243          --

                                                   As of September 30,            As of December 31,
                                                  ---------------------  ---------------------------------
                                                     1998       1997         1997       1996        1995
                                                     ----       ----         ----       ----        ----
BALANCE SHEET DATA:
 Real estate before accumulated depreciation....  $1,171,195  $928,234   $  951,305  $ 868,215   $ 794,580
 Mortgage loans held for sale ..................     171,005    71,305      251,622        --          --
 Mortgage loans receivable .....................      41,549    32,972       35,184     57,808     199,486
 Real estate investment securities .............      94,690    55,185       55,185     29,733         --
 Note receivable from affiliate(4) .............         --        --           --     147,616         --
 Total assets ..................................   1,374,520   999,302    1,179,198    988,776     843,504
 Total debt ....................................     611,551   435,646      619,860    457,956     317,202
 Total shareholder's equity ....................     713,143   524,016      522,996    495,370     493,817

                                                            (Footnotes for table are located on next page)

------------
(1) Results of operations may be largely impacted by gains or losses on the sale of properties or as a result of securitization transactions. Of the gain on the sale of property for the years ended December 31, 1997 and 1996, $430,000 and $7.1 million, respectively, related to the securitization transactions completed in those years.

(2) As defined by the National Association of Real Estate Investment Trusts ("NAREIT"), Funds From Operations, or FFO, represents net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate-related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets) and after adjustments for unconsolidated partnerships and joint ventures. Management considers FFO an appropriate measure of performance of an equity REIT because it is predicated on cash flow analyses. Historical cost accounting for real estate assets implicity assumes the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative. FFCA computes FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper, which may differ from the methodology for calculating FFO utilized by other REITs and, accordingly, may not be comparable to such other REITs. While FFO is a relevant and widely used measure of the operating performance of REITs, it does not represent cash flow from operations or net income as defined by GAAP, and it should not be considered as an alternative to those indicators in evaluating liquidity or operating performance.

(3) Adjusted FFO, or "AFFO", represents net income (loss) (computed in accordance with GAAP), excluding extraordinary gains or losses or loss provisions, plus depreciation and amortization including amortization of deferred financing costs, less lease commissions and capital expenditures. Under FFCA's triple-net leases, the lessees are responsible for the payment of all property operating expenses, meaning FFCA is generally not required to make significant capital expenditures in the properties which it owns. Therefore management believes that AFFO is an appropriate additional measure of its performance as compared to other REITs which do have significant capital expenditure obligations. AFFO should not be considered an alternative to net income as a measure of FFCA's financial performance or to cash flow from operating activities (computed in accordance with GAAP) as a measure of FFCA's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of FFCA's cash needs.

(4) Note receivable from FFCA's former affiliate, FFCA Mortgage Corporation, which was dissolved in 1997, represents mortgage loans held for sale by the affiliate.

                                 THE OFFERING

Common Stock Offered(1) .......... 6,000,000 shares
Common Stock Outstanding After
 the Offering(2).................. 55,064,330 shares
Use of Proceeds .................. FFCA intends to use the net proceeds from the offering to reduce amounts outstanding under its unsecured revolving credit facility, which amounts were used to make new investments, and for general corporate purposes.
New York Stock Exchange Symbol.... FFA

------------
(1) Excludes a 30-day option granted to the underwriters to purchase up to 900,000 shares.
(2) Does not give effect to the issuance of: (a) 2,768,813 shares of common stock issuable upon the exercise of currently outstanding stock options, (b) 1,476,908 shares of common stock issuable upon the exercise of an immediately exercisable warrant held by an affiliate of Colony Capital, Inc., or (c) shares which may be issued upon the exercise of the over-allotment option granted to the underwriters.

                                 RISK FACTORS

     THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND
SECTION 21E OF THE EXCHANGE ACT INCLUDING IN PARTICULAR THE STATEMENTS ABOUT FFCA'S PLANS, STRATEGIES AND PROSPECTS UNDER THE HEADINGS "PROSPECTUS SUPPLEMENT SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS AND PROPERTIES." ALTHOUGH FFCA BELIEVES THAT ITS PLANS, INTENTIONS AND EXPECTATIONS REFLECTED IN OR SUGGESTED BY SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, FFCA CAN GIVE NO ASSURANCE THAT THESE PLANS, INTENTIONS OR EXPECTATIONS WILL BE ACHIEVED. FFCA HAS SET FORTH IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD LOOKING STATEMENTS BELOW AND ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, INCLUDING UNDER THE HEADINGS "BUSINESS -- FACTORS AFFECTING FUTURE OPERATING RESULTS," "-- REGULATION" AND "-- RECENT LEGISLATION" IN ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997 INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS. FFCA QUALIFIES THESE FORWARD-LOOKING STATEMENTS BY THE CAUTIONARY STATEMENTS SET FORTH BELOW.

     You should consider the following risks in deciding whether to purchase the shares:

DEPENDENCE ON THE SUCCESS OF THE CONCEPTS AND FACILITIES FINANCED BY FFCA

     FFCA invests primarily in chain restaurant properties, convenience stores and automotive parts and services facilities. FFCA's investments in real estate in these industries are subject to risks which are common to all consumer industries. Risks associated with consumer industries include decreases in demand for products, increases in labor costs, and increases in the number of competitors offering similar products. In addition, each of the restaurant, convenience store and automotive parts and services store industries are subject to risks unique to their industry. The chain restaurant industry is subject to the risks of changing consumer demand and food preferences and contaminated food products. The convenience store industry is subject to increased regulation of the sale of tobacco products, and to the extent applicable, the volatility of gasoline profit margins and the availability of gasoline. The automotive parts and services stores industry is subject to technological changes in the production and maintenance of automobiles and changing consumer preferences in transportation options. FFCA's success is dependent on the success of these industries in general and the specific chains and retail facilities which the Company finances.

     Furthermore, the chain restaurant, convenience store and automotive parts and services store industries are highly competitive. The chain store properties in which FFCA invests compete with other similar facilities located in the same areas. These properties compete primarily on the basis of segment, concept, product, price, value, quality, service, convenience and the nature and condition of the chain store facility. A chain store facility operator competes with all operators of comparable facilities in the area in which the facility is located. Other competing facilities could have lower operating costs, more favorable locations, more effective marketing, more efficient operations or newer facilities. Increased competition among operators in each of the industry segments could adversely affect income from a chain store facility, and any decline in income as a result of such increased competition or otherwise could have an adverse effect on an operator's ability to make payments to FFCA under a lease or loan.

     The ability of the operators to pay their obligations to FFCA in a timely manner will also depend on a number of other factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of any operator, may adversely affect the economic viability of the chain store facility, including but not limited to: (1) national, regional and local economic conditions (which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors), which may reduce consumer demand for the products offered by FFCA's customers; (2) local real estate conditions; (3) changes or weaknesses in specific industry segments; (4) perceptions by prospective customers of the safety, convenience, services and attractiveness of the chain store facility and of the related concept; (5) changes in demographics, consumer tastes and traffic patterns; (6) the ability to obtain and retain capable management;

(7) changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties; (8) the inability of a particular operator's computer system, or that of its franchisor or vendors, to adequately address Year 2000 issues; (9) increases in operating expenses; and
(10) increases in minimum wages, taxes (including income, service, real estate and other taxes) or mandatory employee benefits.

     For the three months ended September 30, 1998, RTM, Inc. and its affiliates, which together are the largest franchisee of Arby's restaurants and the owner and franchisor of the Mrs. Winner's and Lee's Famous Recipe concepts, contributed 8.7% of FFCA's revenues (of which approximately 3% is guaranteed by Arby's, Inc. and Triarc Companies, Inc.). During the same period, various operators of Burger King restaurant facilities contributed 14.8% of FFCA's revenues. Thus, RTM as an operator and Burger King as a concept continue to have a significant impact on FFCA's revenues.

DEPENDENCE ON FRANCHISORS AND OTHERS

     The management practices of the franchisors of the chains, a lack of support by such franchisors, franchisee organizations or third parties, or the bankruptcy or business discontinuation of any such franchisor, franchisee organization or third party, may adversely affect the operating results of the related chain store facilities. Likewise, the management practices or a lack of support with respect to the concepts owned by the related operators also may adversely affect the results of operations at the chain store facilities of such operators, which could have an adverse effect on an operator's ability to make payments to FFCA under a lease or loan.

SECURITIZATION RISKS AND CHANGING MARKET CONDITIONS

     FFCA currently securitizes the loans it originates and intends to continue to securitize loans, either through its loan sale facility or direct securitizations, and to retain responsibility for loan servicing. Several factors affect FFCA's ability to complete securitizations of its loans, including conditions in the securities markets generally, conditions in the asset-backed securities markets specifically, the credit quality of FFCA's loans, compliance of FFCA's loans with the eligibility requirements established by the securitization documents and the absence of any material downgrading or withdrawal of ratings given to certificates issued in FFCA's previous securitizations. Adverse changes in any of these factors could impair FFCA's ability to originate and securitize loans on a favorable or timely basis. Futhermore, the credit markets are subject to volatility, which may impair FFCA's ability to successfully securitize its loans.

     To the extent FFCA sells loans through its loan sale facility or in connection with a direct securitization, such sales are generally without recourse to FFCA, except with respect to breaches of representations and warranties contained in the applicable loan sale agreement. With respect to such breaches, FFCA will be required to: (1) cure such breach, (2) replace the loan in question with a loan that conforms to the representations and warranties, or
(3) repurchase the loan. In addition, under the loan sale facility, FFCA may be required in certain circumstances to make certain payments of up to 10% of the total consideration received by FFCA for the sale of the loans to the trust.

     FFCA also owns subordinated interests in the loans it has sold in securitization transactions. Such interests are in a "first loss" position relative to the more senior securities sold to third parties, and accordingly carry a greater risk as it relates to the nonpayment of the loans. At September 30, 1998, FFCA had approximately $94.7 million invested in such subordinated interests, which represented approximately 7% of FFCA's total assets. To the extent FFCA is required to mark to market its subordinated interests, any material changes in value would impact FFCA's financial statements. Although no material changes have occurred to date, FFCA may, in the future, recognize material changes which could result in a reduction in the value of such subordinated interests on FFCA's financial statements. Such future reductions could negatively impact FFCA's net income and total assets.

FLUCTUATIONS IN THE MARKET PRICE OF THE COMMON STOCK

     The trading prices of equity securities issued by REITs have historically been affected by changes in broader market interest rates. In addition, the market price of FFCA's common stock could fluctuate in response to various other factors and events, including (1) differences between FFCA's actual financial or operating results and those expected by investors and analysts; (2) changes in analysts' recommendations or projections; (3) changes in general economic or market conditions; and (4) broad market fluctuations.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Upon completion of this offering, FFCA will have 55,064,330 shares of common stock outstanding (55,964,330 shares if the underwriters' overallotment option is exercised in full). Colony Capital has registration rights under the Securities Act of 1933 with respect to 3,792,112 shares it currently holds and to 1,476,908 shares it may acquire under certain conditions pursuant to a warrant. Such shares may also be sold under Rule 144 of the Securities Act of 1933, depending on the holding period of the shares and subject to significant restrictions on affiliates of FFCA. Colony Capital also has preemptive rights (which it has waived for this offering) with respect to certain offerings of equity securities and securities convertible into equity securities. In addition, FFCA has the authority to issue additional shares of common stock and shares of one or more series of preferred stock. The issuance of such shares, or the perception that such shares may be issued, and any dilutive effect on earnings per share may adversely affect the market price of FFCA's common stock. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the common stock.

ENVIRONMENTAL MATTERS

     Under various federal, state and local environmental laws, ordinances and regulations, FFCA could be liable for the costs of removal or remediation of hazardous or toxic substances on, under, in or near a chain store property which it owns or, under certain circumstances, in which it holds a mortgage. Additionally, FFCA did not perform environmental investigations on certain properties acquired from its predecessors. While FFCA has purchased environmental insurance for some of the properties it owns or has financed, such insurance may not cover all the costs associated with any environmental liabilities.

HEDGING TRANSACTIONS

     FFCA invests in derivative financial securities and instruments for the sole purpose of providing FFCA with protection against fluctuations in interest rates. From the time FFCA's fixed-rate loans are originated until the time they are sold through a direct securitization transaction, FFCA hedges against fluctuations in interest rates through the use of derivative financial instruments. At September 30, 1998, FFCA had outstanding interest rate swap contracts aggregating $86 million in notional amount. FFCA transfers such hedges to the trust in the case of loans sold through the loan sale facility, and otherwise terminates hedge contracts upon the direct securitization of fixed-rate loans. Based on prevailing interest rates, FFCA would have paid approximately $3 million if it had terminated the swap contracts at September 30, 1998. FFCA intends to terminate these agreements upon securitization of the fixed-rate mortgage loans, at which time both the gain or loss on the securitization and the gain or loss on the hedge will be measured and recognized.

LIMITS ON CHANGES IN CONTROL

     Certain provisions of FFCA's Second Amended and Restated Certificate of Incorporation and bylaws may have the effect of delaying, deferring or preventing a third party from making an acquisition proposal for FFCA and may thereby inhibit a change in control of FFCA. For example, such provisions may
(i) deter tender offers for FFCA's common stock, which offers may be attractive to stockholders, or (ii) deter purchases of large blocks of common stock, thereby limiting the opportunity for stockholders to receive a premium for their common stock over then-prevailing market prices. A more detailed discussion of these provisions can be found in the accompanying prospectus under the heading "Certain Federal Income Tax Considerations."

REIT TAX STATUS

     FFCA has elected to be taxed as a REIT under the Internal Revenue Code of 1986, which entitles FFCA to a deduction for dividends paid to its shareholders when calculating its taxable income. Although FFCA intends to operate so that it will continue to qualify as a REIT, the complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in FFCA's circumstances preclude any assurance that FFCA will qualify as a REIT in any given year. FFCA's failure to maintain its REIT status would have a material adverse effect on FFCA and its stockholders. Income tax treatment of REITs may be modified, prospectively or retroactively, by legislative, judicial or administrative action at any time, which, in addition to the direct effects such changes might have, could also affect the ability of FFCA to realize its investment objectives.

                                USE OF PROCEEDS

     The net proceeds (after underwriting discounts, and expenses estimated to be $300,000) to FFCA from this offering are estimated to be approximately $130,628,000 (approximately $150,267,000 if the underwriters exercise the over-allotment in full). FFCA will use the net proceeds to reduce amounts outstanding under FFCA's $350 million unsecured revolving credit facility with a bank syndicate (the "Credit Agreement"), which amounts were used to acquire and finance new investments, and for general corporate purposes. As of December 31, 1998, the amount outstanding under the Credit Agreement was approximately $188 million. Interest under the Credit Agreement is due in periodic installments at a rate equal to the 30-day London Interbank Offered Rate ("LIBOR") plus 100 basis points. The Credit Agreement expires in December 2000.

             PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY

     FFCA's common stock has been traded on the NYSE under the symbol "FFA" since June 29, 1994. On January 27, 1999, the last reported sale price of the common stock on the NYSE was $23.0625 per share. The following table sets forth the quarterly high and low sales prices per share reported on the NYSE and the distributions paid by FFCA with respect to the periods indicated.

                                          Price
                                   -------------------
         Quarter Ended              High         Low      Distribution
         -------------              ----         ---      ------------
         1998
          Fourth Quarter ........  $27.813     $21.750       $ .49*
          Third Quarter .........  $28.000     $22.500       $ .47
          Second Quarter ........  $28.250     $24.813       $ .47
          First Quarter .........  $28.625     $26.188       $ .47
         1997
          Fourth Quarter ........  $27.875     $24.250       $ .47
          Third Quarter .........  $27.563     $24.188       $ .45
          Second Quarter ........  $27.000     $22.750       $ .45
          First Quarter .........  $27.500     $23.750       $ .45

------------
* On January 8, 1999, the Board of Directors declared a distribution of $.49 per share for the quarter ended December 31, 1998, payable on February 19, 1999 to stockholders of record at the close of business on February 10, 1999.

DISTRIBUTION POLICY

     FFCA has paid regular quarterly distributions on its common stock since its inception. FFCA increased the distributions paid per share from $.45 per share ($1.80 on an annualized basis) to $.47 per share ($1.88 per share on an annualized basis) for the quarter ended December 31, 1997, and declared an increase from $.47 per share to $.49 per share ($1.96 per share on an annualized basis) for the quarter ended December 31, 1998. The distribution for the quarter ended December 31, 1998 will be paid on February 19, 1999 to stockholders of record at the close of business on February 10, 1999. To maintain its status as a REIT, FFCA must make annual distributions (other than capital gain distributions) to its stockholders in amounts at least equal to (i) the sum of
(A) 95% of its "REIT taxable income" (computed without regard to the distributions paid deduction and its net capital gain), and (B) 95% of any after-tax net income from foreclosure property, minus (ii) excess noncash income. Distributions by FFCA to the extent of its current or accumulated earnings and profits generally will be taxable to stockholders as ordinary distribution income for federal income tax purposes and will not be eligible for the dividends-received deduction for corporations. Distributions in excess of current and accumulated earnings and profits will constitute a nontaxable return of capital to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's shares, and will result in a corresponding reduction in the stockholder's basis in the shares. Approximately 6.7% of FFCA's distributions for the year ended December 31, 1997 represented a return of capital. Any portion of such distributions that exceed both current and accumulated earnings and profits and the adjusted basis of a stockholder's shares will be taxed as a capital gain from the disposition of shares provided that the shares are held as capital assets. The payment of future distributions by FFCA will be at the discretion of the Board of Directors and will depend on numerous factors, including actual cash flow of FFCA, its financial condition, contractual restrictions, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986 and such other factors as the Board of Directors deems relevant.

                                CAPITALIZATION

     The following table sets forth the capitalization of FFCA as of September 30, 1998, and the capitalization of FFCA as of September 30, 1998 as adjusted to give effect to the issuance and sale of the shares offered hereby and the application of the net proceeds from this offering. See "Use of Proceeds." This information should be read together with the information set forth under "Prospectus Supplement Summary," "Selected Financial Data" and FFCA's consolidated financial statements and the notes thereto incorporated by reference into the accompanying prospectus. This information does not reflect FFCA's October 30, 1998 $150 million senior note offering.

                                                                 Unaudited
                                                        ------------------------
                                                        As of September 30, 1998
                                                        ------------------------
                                                          Actual     As Adjusted
                                                        ----------   -----------
                                                             (in thousands)
Liabilities:
 Notes Payable ......................................... $  357,051  $  357,051
 Credit Agreement(1) ...................................    246,000     115,372
 Mortgage Payable to Affiliate .........................      8,500       8,500
                                                         ----------  ----------
   Total Debt ..........................................    611,551     480,923
                                                         ----------  ----------
Shareholders' Equity:
 Common stock, par value $.01 per share, 200 million
   shares authorized; 48,953,247 shares issued and
   outstanding; 54,953,247 shares issued and
   outstanding as adjusted .............................        490         550
 Preferred Stock, par value $.01 per share, 10 million
   shares authorized, none issued or outstanding .......        --          --
 Capital in excess of par value ........................    771,277     901,845
 Cumulative net income .................................    272,901     272,901
 Cumulative dividends ..................................   (331,525)   (331,525)
                                                         ----------  ----------
   Total Shareholders' Equity ..........................    713,143     843,771
                                                         ----------  ----------
    Total Capitalization ............................... $1,324,694  $1,324,694
                                                         ==========  ==========
------------
(1) As of December 31, 1998, the amount outstanding under the Credit Agreement was $188 million.

                            SELECTED FINANCIAL DATA

     FFCA derived the historical financial information set forth below from FFCA's audited financial statements for 1994 through 1997 and unaudited financial statements for the nine months ended September 30, 1997 and September 30, 1998. Financial data presented below for periods prior to June 1, 1994 represent the operations of FFCA's predecessor companies. This data has been restated on a combined basis to provide comparative information; however, it does not necessarily represent results of operations as they would have been had FFCA operated as a REIT for all periods presented. The predecessor companies were primarily public real estate limited partnerships with a declining number of properties in their investment portfolios and no opportunity for growth through acquisitions; therefore, the investment objectives of FFCA are different than the objectives of its predecessor companies. The information set forth below is only a summary and you should read it together with FFCA's historical financial statements (and related notes) contained in the annual and quarterly reports and other information FFCA has filed with the Securities and Exchange Commission, as well "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                             Nine Months Ended
                                               September 30,                      Years Ended December 31,
                                            -------------------  ----------------------------------------------------
                                               1998      1997       1997        1996      1995      1994(1)   1993(1)
                                            ---------  --------  ----------  ---------  ---------  --------  --------
                                                          (Dollars in thousands, except per share data)
Statement of Income Data:
 Revenues:
  Rental .................................. $  87,350  $ 75,041  $  101,292  $  95,612  $  86,182  $ 81,760  $ 83,095
  Mortgage loan interest ..................    21,287     7,448      10,987     15,738     14,118     5,596     4,889
  Investment income and other .............    14,102     9,937      13,672      6,955      2,283     3,706     5,805
  Interest (related party) ................       --      7,857       9,037      2,861        --        --        --
                                            ---------  --------  ----------  ---------  ---------  --------  --------
   Total Revenues .........................   122,739   100,283     134,988    121,166    102,583    91,062    93,789
                                            ---------  --------  ----------  ---------  ---------  --------  --------
 Expenses:
  Depreciation and amortization ...........    17,808    15,478      20,784     20,654     21,201    22,810    22,704
  Operating, general and
   administrative .........................     9,958     8,418      11,106     11,488     10,283    11,195    13,111
  Property costs ..........................     1,513     1,540       1,641      2,041      2,046     2,310     2,850
  Interest ................................    31,221    26,017      34,764     25,974     15,276     2,477       316
  Interest (related party) ................       750       739         986        973        961       951       941
                                            ---------  --------  ----------  ---------  ---------  --------  --------
   Total Expenses .........................    61,250    52,192      69,281     61,130     49,767    39,743    39,922
                                            ---------  --------  ----------  ---------  ---------  --------  --------
 Income before gain on sale of
  property and other costs ................    61,489    48,091      65,707     60,036     52,816    51,319    53,867
 Gain on sale of property, net(2) .........     9,306     7,004       5,471      9,899        977     2,784      (156)
 Equity in net income (loss) of
  affiliate................................       --      1,147       1,719     (1,396)       --        --        --
 REIT transaction related costs ...........       --        --          --         --         --    (28,198)      --
 Extraordinary item-loss on early
  extinguishment of debt ..................       --        --          --         --      (2,464)      --        --
                                            ---------  --------  ----------  ---------  ---------  --------  --------
 Net Income(3) ............................ $  70,795  $ 56,242  $   72,897  $  68,539  $  51,329  $ 25,905  $ 53,711
                                            =========  ========  ==========  =========  =========  ========  ========
 Basic earnings per share ................. $    1.50  $   1.38  $     1.78  $    1.70  $    1.28  $   0.64  $   1.33
                                            =========  ========  ==========  =========  =========  ========  ========
 Diluted earnings per share ............... $    1.49  $   1.37  $     1.76  $    1.69  $    1.27  $   0.64  $   1.33
                                            =========  ========  ==========  =========  =========  ========  ========
Other Data:
 FFO(4) ................................... $  81,923  $ 64,074  $   87,559  $  79,492  $  73,539  $ 73,720  $ 76,571
 FFO per share, assuming dilution(4) ......      1.73      1.56        2.12       1.96       1.83      1.83      1.90
 Adjusted FFO(5) ..........................    81,803    64,074      87,559     79,476     73,499    73,680       *(6)
 Adjusted FFO per share, assuming
  dilution(5) .............................      1.72      1.56        2.12       1.96       1.82      1.83       *(6)
 Cash flows from operating activities ...      86,324    65,184      86,324     85,949     78,621    75,983    78,068
 Cash flows from investing activities .....  (192,973)  (25,226)   (207,521)  (148,629)  (259,715)  (55,683)   15,452
 Cash flows from financing activities .....   114,220   (49,884)    116,977     71,963    171,066   (60,053)  (82,115)
 Number of properties owned ...............     1,811     1,445       1,477      1,371      1,261     1,087     1,072
 Number of properties secured by
  mortgages ...............................       189       143         378        255        247        89        13
 Number of properties in securitized
  loans ...................................     1,317       627         626        243        --        --        --

                                            As of September 30,                   As of December 31,
                                            -------------------   -------------------------------------------------
                                               1998      1997       1997        1996      1995     1994(1)  1993(1)
                                            ---------  --------   ---------   --------   -------   -------  -------
Selected Balance Sheet Data:
 Real estate before accumulated
  depreciation  ........................... $1,171,195  $928,234  $  951,305  $868,215  $794,580  $681,126  $661,576
 Mortgage loans held for sale  ............    171,005    71,305     251,622       --        --        --        --
 Mortgage loans receivable  ...............     41,549    32,972      35,184    57,808   199,486    65,980    38,091
 Real estate investment securities   ......     94,690    55,185      55,185    29,733       --        --        --
 Note receivable from affiliate(7)   ......        --        --          --    147,616       --        --        --
 Total assets   ...........................  1,374,520   999,302   1,179,198   988,776   843,504   612,228   619,443
 Total debt  ..............................    611,551   435,646     619,860   457,956   317,202    67,500    10,942
 Total shareholder's equity    ............    713,143   524,016     522,996   495,370   493,817   514,107   576,775

------------
(1) The information for periods prior to June 1, 1994 is, in effect, a restatement of the historical operating results of Franchise Finance Corporation of America I ("FFCA I") and the public limited partnerships as if they had been consolidated since January 1, 1993. The per share amounts for the same periods were computed as if 40.251 million shares of FFCA stock were outstanding each year.

(2) Results of operations may be largely impacted by gains or losses on the sale of properties or as a result of securitization transactions. Of the gain on the sale of property for the years ended December 31, 1997 and 1996, $430,000 and $7.1 million, respectively, related to the securitization transaction completed in those years.

(3) Net income for the year ended December 31, 1994 was impacted by REIT transaction costs of approximately $28.2 million recognized upon consummation of the merger of FFCA and its predecessor entities.

(4) As defined by NAREIT, FFO represents net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate-related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets) and after adjustments for unconsolidated partnerships and joint ventures. Management considers FFO an appropriate measure of performance of an equity REIT because it is predicated on cash flow analyses. Historical cost accounting for real estate assets implicity assumes the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative. FFCA computes FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper, which may differ from the methodology for calculating FFO utilized by other REITs and, accordingly, may not be comparable to such other REITs. While FFO is a relevant and widely used measure of the operating performance of REITs, it does not represent cash flow from operations or net income as defined by GAAP, and it should not be considered as an alternative to those indicators in evaluating liquidity or operating performance.

(5) Adjusted FFO ("AFFO") represents net income (loss) (computed in accordance with GAAP), excluding extraordinary gains or losses or loss provisions, plus depreciation and amortization including amortization of deferred financing costs, less lease commissions and capital expenditures. Under FFCA's triple-net leases, the lessees are responsible for the payment of all property operating expenses, meaning FFCA is generally not required to make significant capital expenditures in the properties which it owns. Therefore management believes that AFFO is an appropriate additional measure of its performance as compared to other REITs which do have significant capital expenditure obligations. AFFO should not be considered an alternative to net income as a measure of FFCA's financial performance or to cash flow from operating activities (computed in accordance with GAAP) as a measure of FFCA's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of FFCA's cash needs.

(6) Information not available.

(7) Note receivable from FFCA's former affiliate, FFCA Mortgage Corporation, which was dissolved in 1997, represents mortgage loans held for sale by the affiliate.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     FFCA is a fully integrated and self-administered REIT which provides real estate financing to the chain restaurant, convenience store and automotive parts and services store industries through various financial products, including sale-leaseback transactions, mortgage loans, equipment loans, senior loans and construction financing. At September 30, 1998, FFCA had interests in 3,317 properties consisting of investments in 2,645 chain restaurant properties, 552 convenience stores, 110 automotive parts and services stores and 10 other retail properties. FFCA's portfolio included 2,000 chain store properties represented by investments in real estate and mortgage loans and 1,317 properties represented by securitized mortgage loans in which FFCA holds a residual interest.

RESULTS OF OPERATIONS

     THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997. The Company's operations for the third quarter of 1998 resulted in net income of $24 million ($.48 per share diluted) as compared to net income of $16 million ($.40 per share diluted) in the comparable quarter of 1997. For the nine-months ended September 30, 1998, the Company reported net income of $71 million ($1.49 per share diluted) as compared to net income of $56 million ($1.37 per share diluted). The increase in net income between 1997 and 1998 resulted from an increase in the size of the Company's real estate investment portfolio and from an increase in interest rate spreads (the difference between interest rates earned on the Company's real estate assets and interest rates paid on the related debt).

     Total revenues rose 31% to $43 million during the quarter from $32.9 million in the comparable quarter of 1997 primarily due to the growth of FFCA's investment portfolio. Revenues for the related nine month periods showed similar growth between years. FFCA's primary source of revenue growth is rental revenues generated by new investments in chain store properties. As a result of FFCA's 1997 expansion into the financing of convenience stores and the automotive parts and services store industry, new investments during 1998 reflected 61% of the investment dollars were made in the restaurant industry, 27% in convenience stores and 12% in the automotive parts and services industry. FFCA management believes that such investment diversity is likely to continue. Since the third quarter of 1997, FFCA made new investments in property subject to operating leases of approximately $290 million, including $77 million in the third quarter of 1998. Weighted average base lease rates on new investments in 1998 rose to 10.1%, compared to 9.6% for the comparable nine month period in 1997. Decreases in rent related to properties sold partially offset the rental revenue increases generated by new investments.

     Generally, the leases in FFCA's portfolio also provide for contingent rentals based on a percentage of the gross sales of the related restaurants. Such contingent rentals totaled $1.5 million in the third quarter of 1998 as compared to $1.9 million in the comparable quarter of 1997. Contingent rentals for each of the related nine month periods were $4.7 million. As of May 1998, a new accounting pronouncement requires that a lessor defer recognition of contingent rental revenue in interim periods until the specified target that triggers the contingent rental revenue is achieved. This change in the timing of revenue recognition resulted in approximately $900,000 less contingent rental revenue reported in the quarter ended September 30, 1998 as compared to what would have been reported under the old method.

     Mortgage interest income generated by FFCA's loan portfolio totaled $5.7 million for the quarter ended September 30, 1998 and $21.3 million year-to-date. The majority of the mortgage interest income is generated by mortgage loans that are held for sale. In 1997, mortgage investment activity was split between FFCA and an unconsolidated affiliate, FFCA Mortgage Corporation ("Mortgage Corp."). When considered together, the mortgage interest income from FFCA's direct investments in mortgage loans and related party interest income from indirect investments in mortgage loans (through Mortgage Corp.), totaled $3 million and $15.3 million for the quarter and nine months ended September 30, 1997, respectively. Rates achieved on the loans originated during the first nine months of 1998 averaged 8.8% as compared to 9.2% during the first nine months of 1997. Increases and decreases in mortgage interest income between quarters has been, and will continue to be, impacted by the amount of loans held for sale and the timing of the sale of these loans through securitization transactions. Although FFCA no longer receives mortgage interest income from the mortgages it sold during 1997 and 1998, it retains certain interests through the purchase of subordinated investment securities. These securities generate revenues that are included in "Real Estate Investment Securities Income" under "Selected Financial Data."

     Expenses increased to $21.4 million and $61.3 million during the quarter and nine months ended September 30, 1998, respectively, from $16.7 million and $52.2 million in the comparable quarter and nine months of 1997, respectively. This increase was primarily due to higher interest expense and depreciation and amortization expense related to property purchases and due to an increase in operating, general and administrative expenses. For the nine-month periods, interest expense rose $5.2 million due to the use of borrowings for investment in chain store properties. FFCA's outstanding borrowings averaged $569 million during the first nine months of 1998 as compared to $462 million during the first nine months of 1997. Operating, general and administrative expenses in the first nine months of 1998 increased by $1.5 million as compared to the same period in 1997. The increase is primarily attributable to the addition of personnel and other resources devoted to the expansion of FFCA's line of financial products.

     During the quarter, FFCA sold 35 properties (as compared to 9 properties sold in the third quarter of 1997, in addition to a $20 million mortgage payoff representing 60 restaurant properties) and recorded net gains totaling $2.2 million on these sales, as compared to net gains of $64,000 recorded in the third quarter of 1997. Of the 35 properties sold, four were due to lessee's exercising their purchase options, ten were sales of underperforming properties, 13 were payoffs of securitized mortgage loans in which FFCA holds a residual interest, and the remaining eight were sold for other reasons. Cash proceeds from the sale of property and from mortgage loan and note payoffs during the quarter, totaling $27 million, were used to fund new investments. Year-to-date, such sales totaled 57 properties, representing $46 million in cash proceeds.

     FISCAL YEAR ENDED DECEMBER 31, 1997 COMPARED TO FISCAL YEARS ENDED DECEMBER 31, 1996 AND 1995. FFCA had net income of $72.9 million ($1.76 per share, assuming dilution) in 1997 as compared to $68.5 million ($1.69 per share) in 1996 and income before an extraordinary loss on the retirement of debt of $53.8 million ($1.33 per share) in 1995. Due to the continued growth in FFCA's portfolio, revenues rose to $135 million in 1997 from $121 million in 1996 and $103 million in 1995.

     The Company's primary source of revenues continues to be rental revenues generated by its portfolio of restaurant properties leased to restaurant operators on a triple-net basis. Half of the increase in total revenues during 1996 and 1997 related to increases in rental revenues due to new investments. New investments in property subject to operating leases totaled $140.2 million in 1997, $128.7 million in 1996 and $143.3 million in 1995. Generally, property purchases occur throughout the year, resulting in weighted average balances for these new investments of $43 million in 1997 and $60 million in both 1996 and 1995. Weighted average base lease rates on the new investments were 9.3% in 1997 as compared to 10.5% in 1996 and 10.9% in 1995. While the average base lease rates were down in 1997 from prior years, FFCA's cost of borrowings was also lower. Decreases in rental revenue related to properties sold and the expiration of original equipment leases partially offset the revenue increases generated by the new investments.

     Certain leases in FFCA's portfolio provide for contingent rentals based on a percentage of the gross sales of the related restaurants. Such contingent rentals totaled $6.4 million in 1997 as compared to $5 million in 1996 and $4 million in 1995. The increases relate primarily to increases in individual restaurant-level sales volume and to lessees whose sales levels have, for the first time, exceeded the threshold where contingent rentals are due. The Company anticipates that, based on historical restaurant sales growth, the contingent rental provision of the leases will continue to provide increases in revenues in the near future.

     During 1997, FFCA and United Guaranty Commercial Insurance Company of Iowa (which had provided rent guaranty insurance coverage on certain properties) reached an agreement to settle all outstanding and future claims which FFCA had under all rent guaranty policies still in effect. Over the last three years, rent guaranty insurance revenue has dropped steadily from $3.3 million in 1995 to $1 million in 1997 due to expiring rent insurance policies.

     A portion of FFCA's revenues relates to the origination and subsequent sale of mortgage loans through securitization transactions. To facilitate the loan origination and securitization process, FFCA formed Mortgage Corp. in 1996. This taxable affiliate was designed primarily to originate mortgage loans held for sale. This affiliate originated mortgage loans during 1996 and 1997; however, its financial statements are not consolidated with FFCA and, accordingly, the mortgage interest income generated by the loans originated by Mortgage Corp. are not reflected in FFCA's financial statements. During 1997, the loan origination process was transferred to the Company's wholly-owned subsidiary, FFCA Acquisition Corporation, and by the end of 1997 Mortgage Corp.
was dissolved.

     Mortgage interest income generated by FFCA's loan portfolio totaled $11 million in 1997, $15.7 million in 1996 and $14.1 million in 1995. Rates achieved on the loans originated during 1997 averaged 9.2% as compared to 9.4% in 1996 and 10.9% in 1995. The average interest rates on the Credit Agreement used to fund these new loans also reflected a decrease during these periods. Increases and decreases in mortgage interest income between years has been, and will continue to be, impacted by the amount of loans held for sale and the timing of the sale of these loans through securitization transactions. Although FFCA no longer receives mortgage interest income from the mortgages it sold, it retains certain interests through the purchase of subordinated investment securities as discussed below. These securities generate revenues that are include in "Investment Income and Other" under "Selected Financial Data" and represent the majority of the increase in this income between years.

     Certain mortgage loans originated by the Company, its predecessors and affiliate totaling $261 million in 1997 and $179 million in 1996 were securitized and Secured Franchise Loan Pass-Through and Trust Certificates were sold to investors through a trust. Approximately 89% of the $261 million securitized loan pool was sold to third parties in 1997. FFCA holds investments representing the remaining 11% of the mortgage loan pool balance. In 1996, FFCA retained certain interests in approximately 12.5% of the $179 million securitized loan pool and also purchased the interest-only certificates. These certificates, totaling $55.2 million and $29.7 million at December 31, 1997 and 1996, respectively, generated $7.7 million and $2.7 million of revenue in 1997 and 1996, respectively. The subordinated investment securities held by the Company are the last of the securities to be repaid from the loan pool, so that if any of the underlying mortgage loans default, these securities take the first loss. Any future credit losses in the securitized loan pool would be concentrated in these subordinated investment securities retained by the Company; however, FFCA originates and services mortgage loans and has the infrastructure in place to deal with potential defaults on the securitized portfolio, as it does with the mortgage loans it holds for investment. To date, there have been no defaults on the mortgage loans held in either securitized loan pool. The Company also retained the servicing rights on the mortgage loans it sold and the right to receive any participations based on the gross sales of the related restaurant properties. Approximately $430,000 and $7.1 million of gain in 1997 and 1996, respectively, was generated by the sale of mortgages in these securitization transactions. The gains recognized represent the difference between the carrying amount of the mortgage loans sold and their adjusted sales price. It also includes deferred gains recognized on certain of the mortgages sold. The gains on the sale of the mortgage loans were reduced by establishing reserves for estimated probable losses under the subordination provisions of the securitization transactions.

     The Company, as owner of all of the issued and outstanding nonvoting preferred stock of Mortgage Corp., was entitled to receive 95% of all dividends paid by Mortgage Corp. prior to its dissolution on December 31, 1997. At dissolution, cash dividends were paid to the common stockholder and the remaining assets were distributed to the Company in satisfaction of its note receivable from Mortgage Corp. The Company recorded 95% of Mortgage Corp.'s net income (loss) for 1997 and 1996 as "Equity in Net Income (Loss) of Affiliate" under "Selected Financial Data." During 1996 and 1997, the Company provided Mortgage Corp. with a secured revolving line of credit at a spread above the Company's borrowing rate. Interest income generated on this line of credit totaled $9 million in 1997 and $2.9 million in 1996 and is reflected in revenues as "Interest (Related Party)" under "Selected Financial Data."

     Expenses increased to $69.3 million in 1997 as compared to $61.1 million in 1996 and $49.8 million in 1995, due primarily to an increase in interest expense. Interest expense rose by $8.8 million in 1997 and

$10.7 million in 1996 due to the use of borrowings for investments in chain store properties. The Company's average debt balance increased to $470 million in 1997 from $335 million in 1996 and $175 million in 1995. Although the Company's average debt balance has increased over the past two years, its overall cost of borrowings has decreased. In February 1996, FFCA broadened its sources of capital by issuing its first unsecured medium-term notes, which were six- and seven-year obligations, totaling $60 million. In November 1996, the Company issued an additional $40 million in unsecured notes due 2026, but callable by the holder in the year 2004. The unsecured notes issued during 1996 carry a weighted average interest rate of 6.98%. In October 1997, FFCA issued $10.15 million in unsecured notes due 2007 at a rate of 6.86%. Proceeds from unsecured notes in both years were used to pay down the Company's Credit Agreement. In December 1996, the Company amended its Credit Agreement with participating banks to, among other things, decrease the interest rate by .5%. During 1997, the Credit Agreement provided that the Company could borrow at rates that are competitively bid among the participating banks. The changes in FFCA's debt structure, together with an overall decrease in the interest rate environment, reduced its effective borrowing rate from 7.82% during 1995 to 7.15% during 1996 and 6.93% during 1997.

     Despite the growth in revenues of 32% from 1995 to 1997, operating, general and administrative expense increased only 8% during this same period. The slightly higher operating expenses in 1996 as compared to 1995 primarily related to a $1.4 million provision for loan loss created in 1996. The overall increase in operating expenses resulted primarily from the addition of personnel needed to increase the Company's investment origination and servicing capacity. The Company's recent investments in computer system technology has increased the efficiency of its information and portfolio servicing systems, which enables FFCA to expend its revenue base while containing operating costs.

     At December 31, 1997, approximately three-fourths of the Company's land and building leases provide for purchase options and approximately two-thirds of these options are currently exercisable; however, only 12 properties were sold through purchase options in 1997 and only 15 and 10 such properties were sold in 1996 and 1995, respectively. Where applicable, the lessee also has the option to purchase equipment at the end of the related equipment lease term, although few of these options remain unexercised as of December 31, 1997. Generally, the purchase options are exercisable at fair market value (but not less than original cost in most cases). FFCA expects that the exercise of purchase options will continue to be insignificant.

     The Company recorded net gains of $5.5 million on the sale of property during 1997 as compared to $9.9 million during 1996 and $977,000 in 1995. Approximately $430,000 and $7.1 million of the total gains in 1997 and 1996, respectively, were generated by the sale of mortgages in securitization transactions. The remaining gains represent the net effect of gains and losses from sales of property, which occur primarily through the lessee's exercise of purchase options and through the disposition of underperforming properties. During 1997, the Company sold 55 properties and related equipment as compared to 79 properties sold in 1996 and 22 sold in 1995. In addition, during 1997, FFCA had a $20 million mortgage payoff representing 60 restaurant properties. There were more property sales in 1997 and 1996 as compared to 1995 due to the Company's decision to sell certain underperforming properties where remarketing efforts had failed to produce a suitable lessee.

     The Company periodically reviews its real estate portfolio for impairment whenever events or changes in circumstances indicate that the carrying amount of the property may not be recoverable, such as may be the case with vacant restaurant properties. If an impairment loss is indicated, the loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Gain on the sale of property on the consolidated statements of income for the years ended December 31, 1997, 1996 and 1995 is net of approximately $1.9 million, $3.3 million and $3.4 million, respectively, of loss related to vacant and underperforming properties. Vacant properties held for sale represented less than 1% of FFCA's total real estate investment portfolio as of September 30, 1998.

LIQUIDITY AND CAPITAL RESOURCES

     FFCA's investment activities are funded initially by cash generated from operations and draws under the Credit Agreement. This loan facility is used as a warehousing line until a sufficiently large pool of portfolio investments is accumulated to warrant the sale of loans through a securitization transaction, or the issuance of additional debt or equity securities of FFCA. In addition, the Company has entered into a $600 million loan sale facility. As of September 30, 1998, FFCA had received proceeds of $99.5 million in connection with this facility and retained certificates evidencing ownership in the trust. During the third quarter of 1998, the Company funded $212 million in new sale-leaseback and mortgage loan investments, representing $103 million in chain restaurant properties, $57.5 million in convenience stores and $51.3 million in automotive parts and services stores. Total investments for the first nine months of 1998 were $656 million, up 110% from $313 million in the first nine months of 1997. At September 30, 1998, the Company's portfolio represented 3,317 locations in 48 states, Washington, D.C. and Canada, approximately 220 of which were financed in the third quarter of 1998.

     FFCA intends to continue to originate and securitize mortgage loans and to retain the loan servicing rights. Several factors affect FFCA's ability to complete securitizations of its mortgage loans, including conditions in the securities markets, specifically the asset-backed securities markets. Current market conditions are less favorable than they have been in the recent past and these changes in market conditions could impact FFCA's ability to originate and sell mortgage loans on an advantageous or timely basis. At September 30, 1998, FFCA had forward commitments totaling over $500 million with several large operators to acquire or finance (subject to FFCA's customary underwriting procedures) approximately 500 chain store properties over the next year. FFCA renegotiated nearly all of these commitments at more favorable rates. FFCA attributes its success in re-pricing the investments to its solid relationships with its clients and to its ability to provide various financing alternatives when competitors were unable to do so. FFCA's strong balance sheet and market knowledge enable it to take advantage of the investment opportunities that exist in various economic and interest rate environments.

     At September 30, 1998, the Company held approximately $94.7 million in subordinated securities related to its three securitization transactions. The value of these subordinated securities is marked to market each calendar quarter with material changes in value impacting FFCA's financial statements. Although no material changes have occurred to date, FFCA may, in the future, recognize material changes which could result in a reduction in their value on FFCA's financial statements in the future. Such reductions could negatively impact FFCA's net income and total assets in the future. At September 30, 1998, investments in subordinated securities represented approximately 7% of FFCA's total assets.

     In September 1998, Duff & Phelps Credit Rating Co. upgraded the senior unsecured debt of FFCA from BBB- to BBB. The rating upgrade was based on FFCA's continued strong financial performance, general reduction in operator and concept concentrations and improved financial flexibility. This financial flexibility gives FFCA the ability to access a large amount of capital at a time when some of its competitors are unable to do so. For instance, in August 1998, FFCA entered into a $600 million loan sale facility with a Morgan Stanley affiliate which permits FFCA to sell loans on a regular basis to a trust for an agreed upon advance rate. Upon the sale of such loans, FFCA acts as servicer for the loans.

     As of September 30, 1998, FFCA sold to the trust 234 loans with an aggregate principal balance of $119 million, resulting in no material gain. Approximately 84% of the mortgage loan balance was sold while FFCA holds the remaining (subordinated) 16%. The retained subordinated investment securities, totaling $19.8 million, were accounted for as the sale of mortgage loans and the purchase of trust certificates. The net cash proceeds of approximately $99.5 million were used to reduce FFCA's revolving line of credit and to fund subsequent investments. Since September 30, 1998, FFCA sold 227 loans with an aggregate principal balance of $145 million to the trusts. The net cash proceeds approximated $125 million and FFCA retained a total of $17 million in subordinated trust certificates. At September 30, 1998, there were no losses in any of FFCA's securitized mortgage loan pools.

     From the time fixed-rate mortgage loans are originated until the time they are sold through a securitization transaction, the Company hedges against fluctuations in interest rates through the use of derivative financial instruments. At September 30, 1998, FFCA had outstanding interest rate swap contracts aggregating $86 million in notional amount. The Company intends to terminate these contracts upon securitization of the related fixed-rate mortgage loans, at which time the Company would generally expect to receive (if rates rise) or pay (if rates fall) an amount equal to the present value of the difference between the LIBOR rate set at the beginning of the interest rate agreement and the then existing LIBOR rate. At that time, both the gain or loss on the securitization of the fixed-rate mortgage loans and the gain or loss on the termination of the interest rate swap contracts will be measured and recognized in the statement of operations. Based on the level of interest rates prevailing, FFCA would have paid approximately $3 million if it had terminated the swap contracts at September 30, 1998. In addition, the Company entered into a treasury lock agreement with a notional amount of $100 million to hedge exposure to fluctuations in interest rates on anticipated debt. Subsequent to September 30, 1998, the Company issued $150 million in senior unsecured notes due 2003, bearing interest at a rate of 8.25%. The Company deferred and will amortize into interest expense over the term of the corresponding notes the $7 million payment made in October 1998 in settlement of this agreement.

     Rental and mortgage interest revenue generated by FFCA's portfolio investments has, and will continue to, comprise the majority of the cash generated from operations. Operations during the nine-month period ended September 30, 1998 provided net cash of $86 million as compared to $65 million in 1997. The increase in cash provided by operations is primarily due to increased revenues from the growth in the size of the portfolio. Cash generated from operations provides distributions to the shareholders in the form of quarterly dividends. This cash also may be used on an interim basis to fund new investments in properties or to pay down debt.

     The Company's primary source of interim funding for new investments continues to be the Credit Agreement. The Company also uses the loan sale facility whenever possible for the loans which it originates. At September 30, 1998, the Company had cash and cash equivalents of $14.7 million and $104 million available under its Credit Agreement. The Company anticipates funding any forward commitments, and other investments in chain store properties, through amounts available under its Credit Agreement, the loan sale facility, issuance of additional unsecured debt, issuance of asset-backed securities through securitization, or issuance of additional equity securities of FFCA.

     The Company has a dividend reinvestment plan that allows shareholders to acquire additional shares of the Company's stock by automatically reinvesting their quarterly dividends. As of September 30, 1998, shareholders owning approximately 6.4% of the outstanding shares of the Company's common stock participated in the dividend reinvestment plan and dividends reinvested during the quarter ended September 30, 1998 totaled approximately $1.5 million. The Company declared a third quarter 1998 dividend of $0.47 per share, or $1.88 per share on an annualized basis, payable on November 20, 1998 to shareholders of record on November 10, 1998. Management anticipates that cash generated from operations will be sufficient to meet operating requirements and provide the level of shareholder dividends required to maintain the Company's status as a REIT.

YEAR 2000 COMPLIANCE

     FFCA'S STATE OF READINESS. FFCA successfully implemented its new accounting and servicing information system in January 1998 and its new property management system was deployed in July 1998. The design and implementation of these new systems, including related upgrades in computer hardware, was necessary to develop a more efficient portfolio servicing system that would permit a high level of growth in the FFCA portfolio while containing operating costs. The new systems are also "Year 2000" compliant which means that the systems will appropriately address any dates that refer to the 21st century. FFCA is taking a proactive approach in dealing with the issues associated with the Year 2000 and a five-phase process to address this challenge has been approved by FFCA's computer steering committee. The plan includes: (1) an inventory and assessment of the systems and electronic devices that may be at risk; (2) the identification of potential solutions; (3) the implementation of upgrades or replacements to affected systems or devices; (4) the verification of compliance and testing of the revised systems; and (5) the training of users on the new systems. To date, FFCA has completed a review of its software and hardware and determined, through a combination of internal testing and vendor representations that their products have been tested and are complaint, that all mission-critical systems (those systems that are necessary to conduct FFCA's business activities) are Year 2000 compliant. Non-mission critical software and hardware have also been reviewed and FFCA has identified a few third-party products that are scheduled for upgrades or replacement in the first half of 1999 as part of FFCA's ongoing maintenance of its information system technology.

     THE COSTS TO ADDRESS FFCA'S YEAR 2000 ISSUES. Based on current estimates and plans, FFCA believes the costs of addressing Year 2000 issues will not be material.

     THE RISKS OF FFCA'S YEAR 2000 ISSUES. FFCA believes the most reasonably likely worse case scenario will be indirect in nature involving third-parties such as clients, vendors and suppliers which may not have successfully dealt with their Year 2000 issues. FFCA continues to assess the key third parties that it relies upon; however, FFCA has not yet been assured that all of the computer systems of its clients, vendors and suppliers will be Year 2000 compliant. For example, if suppliers of FFCA's energy or telecommunications fail to become Year 2000 compliant, such failure possibly could have an adverse effect on FFCA's ability to conduct daily operations or to communicate with its clients and vendors. While FFCA continues to analyze these risks, it is possible that information relevant to such analysis will not be made available to FFCA, or that potential solutions will not be within FFCA's control.

     FFCA'S CONTINGENCY PLANS. FFCA will continue to monitor and evaluate its key clients, vendors and suppliers to determine the extent to which FFCA is vulnerable to those third parties' possible failure to become Year 2000 compliant. FFCA expects to develop contingency plans throughout 1999, on an as needed basis to address these concerns, where reasonable to do so.

                            BUSINESS AND PROPERTIES

OVERVIEW

     Based in Scottsdale, Arizona, Franchise Finance Corporation of America, or FFCA, is the country's premier specialty finance company dedicated to providing real estate financing to successful multi-unit operators of chain restaurants, convenience stores and automotive parts and service outlets. The Company's diverse financing products include mortgage and equipment loans, sale-leaseback financing, construction financing, and other custom financing solutions. As of December 31, 1998, FFCA had investments in more than 3,500 properties (including interests in securitized loans). Its properties represent some of the best-known chains in the country, including Applebee's, Arby's, Burger King, Checker Auto Parts, Chevron, Circle K, Citgo, Hardee's, Jiffy Lube, Midas Muffler Shops, Pizza Hut, 7-Eleven, Taco Bell, Texaco, Valvoline Instant Oil Change and Wendy's. FFCA is a self-administered real estate investment trust.

     The Company is divided into seven major departments, including Accounting, Asset Management, Corporate Finance, Information Systems, Legal Services, Property Management and Research and Underwriting.

                              RECENT DEVELOPMENTS

     The following is a summary of certain information and transactions affecting FFCA since January 1, 1998:

EQUITY OFFERINGS

+ In February 1998, FFCA sold 3,792,112 shares of common stock and an immediately exercisable warrant for an additional 1,476,908 shares, to an affiliate of Colony Capital, Inc.

DEBT OFFERINGS

+ In October 1998, FFCA received approximately $148.7 million in net proceeds from an offering of 8.25% senior notes due 2003.

LOAN SECURITIZATIONS

+ FFCA has and intends to continue to utilize loan securitizations to leverage its capital base and to enhance yields on its investment portfolio. In May 1998, FFCA completed a securitization transaction which was backed by a total of 558 loans with an outstanding aggregate principal balance of $335 million. Approximately 91% of the principal balance of the securitized loan pool was sold to third parties and FFCA retained subordinated securities representing the remaining 9%.

LOAN SALE FACILITY

+ In August 1998, FFCA entered into a $600 million loan sale facility. This facility permits a subsidiary of FFCA to sell loans on a regular basis to a trust for an agreed upon advance rate. Upon the sale of such loans, FFCA will act as servicer for the loans. As of September 30, 1998, FFCA had sold 234 loans with an outstanding balance of $118.8 million to the trust for proceeds of $99.5 million and retained certificates evidencing ownership in the trust.

ACQUISITIONS AND FINANCINGS

+ In 1998, FFCA invested approximately $928 million in more than 1,200 properties, which represented an increase of approximately 85% over total investment transactions of approximately $500 million in 1997. As of December 31, 1998, FFCA had investments in properties located in 48 states, Washington, D.C. and Canada.

STRONG EARNINGS AND DISTRIBUTIONS GROWTH

+ For the first nine months of 1998, Funds From Operations increased 11% on a per share basis to $81.9 million, or $1.73 per diluted share, compared to $64.1 million, or $1.56 per diluted share for the same period a year ago.

+ Because FFCA enters into triple net leases which require minimal capital expenditures by FFCA, its adjusted funds from operations is substantially the same as its funds from operations. For the first nine months of 1998, adjusted funds from operations increased 10% on a per share basis to $81.8 million, or $1.72 per diluted share, compared to $64.1 million, or $1.56 per diluted share for the same period a year ago.

+ Since its inception, FFCA has paid regular quarterly dividends on its common stock. For the quarter ended December 31, 1998, FFCA increased the dividend to $.49 per share, or $1.96 per share annually, from $.47 per share, or $1.88 per share annually.

+ FFCA's revenues for the first nine months of 1998 totaled $122.7 million, an increase of 22% over the same period in 1997. Net income for the first nine months of 1998 was $70.8 million, or $1.49 per diluted share, up 26% from $56.2 million, or $1.37 per diluted share for the same period a year ago.

INFORMATION SYSTEMS

     To enhance its investment evaluation and origination, the Company has invested extensively in information systems which are specific to the chain restaurant industry. FFCA has also recently developed a competitive database, similar to the restaurant industry database, for the convenience store and automotive parts and services store industry. The Company's databases with respect to the chain restaurant industry include specific chain restaurant location data for over 112,000 locations in the United States, and demographic information, traffic volumes and information regarding surrounding retail and other commercial development that generate customer traffic. FFCA also maintains a database of approximately 7,000 chain restaurant industry participants, as well as databases of restaurant-level financial performance for existing and prospective clients. The Company has the ability to integrate the information in its location, participant and restaurant-level financial databases in a geographic information system which contains demographic, retail space, traffic count and street information for every significant market in the United States. FFCA has also collected extensive data regarding management practices within the chain restaurant industry, franchisor practices and industry trends.

     The information collected by the Company is actively used to assess investment opportunities, measure prospective investment risk, evaluate portfolio performance and manage underperforming and non-performing assets. FFCA publishes research on the chain restaurant and convenience store industries which include observations of industry issues and trends, areas of growth, and the economics of chain restaurant operation. It is also in the process of creating similar reports for the automotive parts and services store industries. The Company employs its client and collections data, gathered over a fifteen year period, to develop statistical models which aid in the evaluation of potential investments. FFCA intends to continually develop, improve and use its real estate industry knowledge through research and broader application of information technology to lower portfolio risk, improve performance and improve its competitive advantage.

     The Company has internally developed portfolio management systems suited to its specialized focus on the financing of chain stores. As a result of the development by FFCA of its automated systems technology, the Company can monitor issues associated with large diversified portfolios, including lease and mortgage payments made through automated bank account debits, property taxes, property insurance coverage and property financial performance.

INVESTMENT CRITERIA

     FFCA targets quality investments by applying research-driven underwriting criteria designed to evaluate risks and return characteristics and to maximize investment return within risk parameters. The process includes a review of the following factors:

     CHAIN STORE PROFITABILITY. FFCA seeks to invest in chain store real estate where the unit level economics from operations provide adequate cash flow to support lease or mortgage payments related to the site.

     CHAIN STORE INVESTMENT AMOUNT. FFCA seeks to invest in properties for amounts that do not exceed the sum of the fair market value of the land and the replacement cost of the buildings and improvements thereon.

     SITE CONSIDERATIONS. FFCA seeks to invest in high profile, high traffic real estate which it believes exhibits strong retail property fundamentals.

     MARKET CONSIDERATIONS. FFCA seeks to emphasize investments in properties used by chains having significant market area penetration.

     OPERATING EXPERIENCE. FFCA seeks to invest in properties of multi-unit chain store operators with strong operating and industry backgrounds.

     CREDIT CONSIDERATIONS. FFCA seeks to invest in properties owned and operated by multi-unit operators with strong, overall corporate profitability. FFCA's investments generally have full tenant or borrower recourse. Many of the Company's leases and mortgages also have recourse to guarantors who are owners or affiliates of the tenant or borrower. FFCA reviews tenant, borrower and guarantor financial strength to assess the availability of alternate sources of payment in the event that cash flow from operations might be insufficient to provide the funds necessary to make lease or mortgage payments. In general, the Company requires all properties that are leased to the same multi-unit chain store operator or its affiliates to be cross-defaulted and requires all mortgage loans that are made to the same multi-unit operator or its affiliates to be both cross-collateralized and cross-defaulted.

     PHYSICAL CONDITION. FFCA seeks to invest in well-maintained existing properties or in newly constructed properties. Each property financed by the Company is subject to a physical site inspection, the majority of which are conducted by the Company's in-house staff of appraisal professionals.

     CHAIN STORE SUITABILITY. FFCA seeks to primarily invest in real estate utilized by large national and regional chain store systems having annual system-wide sales of more than $250 million.

     ENVIRONMENTAL CONSIDERATIONS. For each property in which it invests, other than certain properties FFCA acquired from its predecessors in 1994, FFCA either obtains a Phase I environmental assessment (and a Phase II environmental assessment or other environmental tests, if recommended by the related Phase I) or an environmental insurance policy from a third-party insurance carrier.

PROPERTIES

     OVERVIEW. FFCA's portfolio has grown an average of approximately 30% annually since 1995, the first full fiscal year after FFCA became a public company, from 1,176 properties at December 31, 1994, to 3,592 properties at December 31, 1998. In 1998, FFCA invested approximately $928 million in more than 1,200 properties, which represented an increase of approximately 85% over total investment transactions of approximately $500 million in 1997. As of December 31, 1998, FFCA had investments in properties located in 48 states, Washington, D.C. and Canada. FFCA's revenues in the first nine months of 1998 totaled $122.7 million, an increase of 22% over the same period in 1997.

     PROPERTY CHARACTERISTICS. FFCA provides financing to the chain restaurant industry as well as the convenience store and automotive parts and services store industries primarily through sale-leaseback and mortgage loan financing transactions. At December 31, 1998, FFCA had interests in 3,592 properties consisting of investments in 2,722 chain restaurants, 710 convenience stores, 150 automotive parts and services stores and 10 other retail properties. FFCA's portfolio included 1,933 properties represented by investments in real estate, 176 properties represented by mortgage loans and 1,483 properties represented by securitized mortgage loans in which FFCA held a residual interest. FFCA also held title to the equipment on approximately 5% of these properties at September 30, 1998. The real estate owned by FFCA consists of the land and buildings comprising each chain property, except for 119 properties at September 30, 1998 on which FFCA holds title to the land only and made mortgage loans for the related buildings. The properties and land owned by FFCA are leased to the chain operators under long-term triple net leases.

     FFCA's chain store properties are typically located in areas with significant automobile traffic and are characterized by high visibility and easy access required for retail properties. Locations generally fall into five categories: (1) shopping center and mall pad or outparcel sites; (2) interstate highway locations; (3) central business district locations; (4) residential neighborhood locations; and (5) retail and commercial corridor locations. A chain store is located on each of the properties except for 10 of the properties which were converted into other retail uses. Chain properties generally have standard configurations which conform to each chain's specifications. Generally, all properties owned or financed by FFCA are free-standing and surrounded by paved parking areas. Buildings are typically constructed using various combinations of stucco, steel, wood, brick and tile.

     The land size for a typical fast food restaurant generally ranges from 30,000 to 40,000 square feet, with land acquisition costs generally ranging from $200,000 to $400,000. Fast food restaurant buildings generally range from 1,500 to 4,000 square feet in size, with the larger stores having a greater seating capacity and equipment area. Site preparation costs vary depending on the area in which the fast food restaurant is located, the size of the building and the size of the site. Building and site preparation costs generally range from $250,000 to $700,000 for each property. Land size for full service restaurants generally ranges from 40,000 to 80,000 square feet and land acquisition costs generally range from $500,000 to $900,000. Full service restaurant buildings range from 5,000 to 9,000 square feet in size and from $750,000 to $1.2 million in building construction costs.

     Convenience store sizes range from 800 square feet for a gas station with a store that sells only the fast moving items found in a traditional convenience store (tobacco, beverages and snacks) to 5,000 square feet for a store that offers services such as a bakery, a sit down restaurant area or a pharmacy (many of these locations also sell gasoline). The typical convenience stores generally range in size from 2,000 to 3,000 square feet. In 1997, the original investment per new store averaged $1 million for a rural convenience store and $1.2 million for an urban convenience store. Automotive parts and services stores range in size depending on the type of store.

     Automotive parts store buildings generally range from 6,000 to 9,000 square feet with total original construction costs ranging from $800,000 to $1.8 million. Quick lube buildings are typically 2,500 square feet and are on 17,000 to 25,000 square feet of land. Most are located within shopping centers and have two to six bays, with total construction costs ranging between $500,000 and $700,000. Combination specialty stores (offering brakes, mufflers, lube, etc.) are typically free-standing, drive-through buildings generally ranging from 2,200 and 3,400 square feet on a lot or shopping center pad of approximately 15,000 to 25,000 square feet. Total construction costs range from $550,000 to $900,000.

     FFCA's lease and mortgage financing documents require each chain store operator to make any expenditures necessary to comply with applicable laws and any applicable franchise agreements. Therefore, FFCA is generally not required to make significant capital expenditures in connection with any property it finances. Capital expenditures amounted to approximately $120,000 for the nine months ended September 30, 1998. There were no capital expenditures on properties in 1997 and $16,000 in capital expenditures in 1996.

     Approximately 70% of the Company's revenues for the nine months ended September 30, 1998 were derived from net lease equity real estate investments. The initial term of the leases are generally twenty years in length and have been originated by the Company and its predecessors since May 1981. The expiration schedule of the initial term of the Company's leases extends through 2018, with a weighted life of such investments of 12.8 years as of September 30, 1998. Approximately 12.7% of the Company's lease revenues are derived from leases which expire in 2005 and 11.6% are derived from leases which expire in 2018. In all other years, the lease expirations are less than 10% of total lease revenues.

     As of September 30, 1998, all but 13 of the Company's 3,317 properties were performing under a lease or a mortgage loan agreement. All of the nonperforming properties are currently held for sale after extensive efforts to remarket these properties did not produce suitable lessees. Vacant properties held for sale represent less than 1% of FFCA's total real estate investment portfolio.

     GEOGRAPHIC DIVERSIFICATION. FFCA's portfolio is geographically diverse. As of September 30, 1998, the Company had investments in 3,317 chain properties in 48 states, Washington, D.C. and Canada. The Company's investments, based upon property revenues for the three months ended September 30, 1998, were located in the South (39% of such revenue), the East (25% of such revenue), the Midwest (21% of such revenue) and the West (15% of such revenue). Particular states of concentration include Texas (11% of such revenue), Florida (11% of such revenue), Georgia (6% of such revenue), California (6% of such revenue) and Tennessee (5% of such revenue). No other state comprises more than 5% of such revenue.

     A map illustrating geographic distribution of the Company's real estate investments is included in the inside front cover page of this prospectus supplement. The following table sets forth certain information regarding the diversification of the Company's real estate investments by geographic region:

                          GEOGRAPHIC DIVERSIFICATION
            AS OF AND FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998
                            (DOLLARS IN THOUSANDS)

                               Total       Percent of     Number of     Percent of
Region                      Revenues(1)  Total Revenues  Properties  Total Properties
------                      -----------  --------------  ----------  ----------------
East
   Mideast ................  $ 6,345           15%           564            17%
   Northeast...............    4,207           10            372            11
Midwest
   East North Central......    5,723           14            468            14
   West North Central......    2,709            7            219             7
South
   Southeast...............   10,924           26            841            25
   Southwest...............    5,430           13            464            14
West
   Mountain................    3,165            8            212             7
   Pacific ................    3,087            7            174             5
Canada                            28           <1              3            <1
                             -------          ---          -----           ---
                             $41,618          100%         3,317           100%
                             =======          ===          =====           ===

------------
(1) Total revenues do not include other miscellaneous income.

     INDUSTRY SECTOR DIVERSIFICATION. FFCA's portfolio continues to become more diverse in terms of industry sectors, with interests in 2,645 chain restaurant properties, 552 convenience stores, 110 automotive parts and services stores and 10 other retail properties as of September 30, 1998. Chain restaurant properties represented 80% of the Company's investments as of September 30, 1998, as compared to over 99% of the Company's investments as of December 31, 1996. Although FFCA intends to continue expanding in the restaurant sector, FFCA intends to increase industry sector diversification by further expanding in the convenience store and automotive parts and services store sectors. The following table sets forth certain information regarding the diversification of the Company's real estate investments among different industry sectors:

                        INDUSTRY SECTOR DIVERSIFICATION
            AS OF AND FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998
                            (DOLLARS IN THOUSANDS)

                               Total       Percent of     Number of     Percent of
Sector                      Revenues(1)  Total Revenues  Properties  Total Properties
------                      -----------  --------------  ----------  ----------------
Restaurants ................. $38,225        92%            2,645           80%
Convenience Stores ..........   2,532         6               552           17
Automotive Parts and
 Services ...................     743         2               110            3
Other .......................     118        --                10           --
                              -------       ---             -----          ---
   Total .................... $41,618       100%            3,317          100%
                              =======       ===             =====          ===

------------
(1) Total revenues do not include other miscellaneous income.

     OPERATOR AND CHAIN DIVERSIFICATION. FFCA's portfolio is diverse in terms of operators and chains with investments that were leased to, or owned by, over 400 national and regional operating companies as of September 30, 1998. Multi-unit operators are the predominant operators of FFCA's investments. Additionally, approximately 50 chains are represented in the properties. Management anticipates the Company's portfolio will continue to become more diverse in terms of operators and chains as a result of future financings. The following table sets forth certain information regarding the diversification of the Company's real estate investments by chain:

                             CHAIN DIVERSIFICATION
            AS OF AND FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998
                            (DOLLARS IN THOUSANDS)

                               Total       Percent of     Number of     Percent of
Chain(1)                    Revenues(2)  Total Revenues  Properties  Total Properties
--------                    -----------  --------------  ----------  ----------------
Burger King ..............  $  6,167         14.8%           417           12.6%
Arby's ...................     4,021          9.7%           343           10.3%
Jack in the Box ..........     3,280          7.9%           171            5.1%
Hardee's .................     3,033          7.3%           351           10.5%
Wendy's ..................     2,848          6.8%           185            5.6%
Quincy's .................     2,472          5.9%            97            2.9%
Applebee's ...............     1,670          4.0%            73            2.2%
Pizza Hut ................     1,562          3.8%           187            5.6%
Taco Bell ................     1,520          3.7%            93            2.8%
KFC ......................     1,313          3.2%           113            3.4%
Perkins ..................     1,023          2.5%            37            1.1%
Black-eyed Pea ...........       918          2.2%            34            1.0%
Fuddrucker's .............       882          2.1%            26            0.8%
Uni-Mart(3) ..............       846          2.0%           123            3.7%
7-Eleven(3) ..............       839          2.0%            82            2.5%
Lee's Famous Recipe ......       559          1.3%            38            1.1%
Mrs. Winner's ............       442          1.1%            76            2.3%
Long John Silver's .......       431          1.0%            22            0.7%
Midas Muffler Shops(4) ...       423          1.0%            47            1.4%
Max & Ermas ..............       396          1.0%             8            0.2%
Whataburger ..............       387          0.9%            25            0.8%
Denny's ..................       376          0.9%            22            0.7%
Popeyes ..................       367          0.9%            26            0.8%
PF Changs ................       346          0.8%             3            0.1%
Bojangles ................       282          0.7%            17            0.5%
Schlotzsky's Deli ........       264          0.6%             3            0.1%
Fazoli's .................       241          0.6%            25            0.8%
E-Z Serve(3) .............       234          0.6%           148            4.5%
Valvoline(4) .............       223          0.5%            42            1.3%
T.G.I. Friday's ..........       206          0.5%             6            0.2%
Other ....................     4,047          9.7%           477           14.4%
                            --------        -----          -----          -----
   Total .................  $ 41,618        100.0%         3,317          100.0%
                            ========        =====          =====          =====

------------
(1) Represents restaurant chains unless otherwise indicated. The names of the concepts are a trademark or service mark of their respective franchisors.

(2) Total revenues do not include other miscellaneous income.

(3) Represents convenience store chains.

(4) Represents automotive parts and services store chains.

     COMPOSITION OF INVESTMENTS. As of September 30, 1998, approximately 78% of FFCA's investments were in fee-owned properties subject to lease agreements, with the remainder in mortgages, subordinated interests in securitized mortgage loans, equipment, senior loans and revolving lines of credit as set forth in the following table:

                             TOTAL INVESTMENT MIX
                           AS OF SEPTEMBER 30, 1998
                             (DOLLARS IN THOUSANDS)

                                                                  Percent of
                                             Gross Investment  Total Investments
                                             ----------------  -----------------
Real estate investments, at cost ............    $1,171,195             78%
Mortgage loans held for securitization ......       171,005             11
Subordinated securities in securitized
 mortgage loan pools ........................        94,690              6
Mortgage loan investments ...................        41,549              3
Other investments ...........................        32,670              2
                                                 ----------            ---
   Total ....................................    $1,511,109            100%
                                                 ==========            ===

     RTM, Inc. and its affiliates, which together are the largest franchisee of Arby's restaurants and the owner and franchisor of the Mrs. Winner's and Lee's Famous Recipe concepts, contributed 9.0% of the Company's total rental and mortgage loan interest revenues during 1997 and 8.7% for the three months ended September 30, 1998 (of which approximately 3% is guaranteed by Arby's, Inc. and Triarc Companies, Inc.). RTM, Inc. accounted for 8.2% and 8.0% of the Company's total rental and mortgage loan interest revenues during 1996 and 1995, respectively. Foodmaker, which predominantly operates Jack in the Box restaurants, contributed 9.6% of the Company's total rental and mortgage loan interest revenues (generated from its investment portfolio) during 1997 and 7.8% for the three months ended September 30, 1998. Foodmaker accounted for 10.9% and 12.5% of the Company's total rental and mortgage loan interest revenues during 1996 and 1995, respectively.

REGULATION

     FFCA, through its ownership and financing of real estate, is subject to a variety of environmental, health, land-use, fire and safety, and other regulation by federal, state and local governments that affects the development and regulation of chain store properties. FFCA's leases and mortgage loans impose the primary obligation for regulatory compliance on the operators of the chain store properties. Subject to the environmental discussion below, in most instances, FFCA does not have primary responsibility for regulatory compliance and any obligation of the Company would be based upon the failure of chain store operators to comply with applicable laws and regulations.

ENVIRONMENTAL RISKS AND POLICIES

     The properties which FFCA either purchases or finances are subject to certain requirements and potential liabilities under federal, state and local environmental laws and regulations. Certain environmental laws impose liability on property owners for the presence of hazardous substances on their properties regardless of whether the owner was responsible for the release of such substances. Under some environmental laws, a lender may, under certain limited circumstances, be deemed to be an "owner" or "operator" of a property, thereby imposing liability upon such lender for the cost of responding to a release or threat of a release of hazardous substances on or from a borrower's property, regardless of whether a previous owner caused the environmental damage. Furthermore, federal and state environmental laws have established a comprehensive regulatory program for the detection, prevention and clean-up of leaking underground storage tanks ("USTs").

     FFCA's policy with respect to environmental risks, which has been in effect since mid-1994, is that all properties which are to be either acquired or financed shall have been the subject of (a) a Phase I environmental assessment which concludes that no further investigation is necessary or, (b) if such Phase I environmental assessment recommends further investigation, a Phase II environmental assessment which concludes that no remediation or further action is required. FFCA has also adopted a policy that, in the case of properties to be acquired or financed in which USTs are present and gasoline or other petroleum products are being dispensed, environmental insurance must be obtained for the benefit of FFCA. Such insurance provides coverage for certain environmental remediation, compliance and clean-up costs incurred in connection with the presence at, or migration from, the insured property of hazardous materials and other pollutants, as well as liability to third parties.

     In the case of properties financed by FFCA through mortgage loans, the environmental insurance policy term equals the full term of the related mortgage loan, and, in the event of a loss (as defined in the policy), the insurer must pay the lesser of (a) the cost of remediation and other clean-up costs and expenses, and (b) the outstanding principal balance due under the applicable mortgage loan, less a deductible amount. In the case of properties acquired by FFCA in sale-leaseback or similar transactions in which gasoline or other petroleum products are being dispensed, title is acquired in the name of a special purpose subsidiary of FFCA formed solely for the purpose of holding title to such properties. The environmental insurance policy which is issued where FFCA purchases the property is for a term of 20 years, subject to renewals for ten-year periods. The insurer is obligated to notify FFCA of its intention not to renew the policy within 120 days prior to the scheduled expiration of the policy, and, if the insurer notifies FFCA that it does not intend to renew the policy, FFCA may make a claim under the existing policy for the full cost of remediation and related expenses. In assessing the environmental risk associated with the ownership of potentially contaminated real property, FFCA obtains from its insurer an environmental risk assessment upon which it bases its decision whether to purchase a given property and the amount of coverage to obtain. In all instances, it is FFCA's policy to purchase coverage in an amount equal to 100% of the worst-case estimate of the cost of remediation as determined by the environmental insurer, less the deductible amount.

     Properties acquired from FFCA's predecessors, accounting for 28% of FFCA's properties, did not have environmental investigations performed either at the time FFCA acquired the properties from its predecessors or when such properties were acquired by such predecessor entities. FFCA is not currently a party to any litigation or administrative proceeding with respect to any property's compliance with environmental standards. Furthermore, FFCA does not anticipate the need to expend any of its funds in the foreseeable future in connection with its operations or ownership of existing properties relating to environmental considerations which would have a material adverse effect upon FFCA.

INSURANCE

     In addition to the environmental insurance discussed above, management believes that all of FFCA's properties are covered by adequate comprehensive liability, fire, flood and extended loss insurance provided by reputable companies, with commercially reasonable and customary deductibles and limits. Certain types and amounts of insurance are required to be carried by each operator under the financing agreements with the Company. There are, however, certain types of losses (such as from wars or earthquakes) that may be either uninsurable or not economically insurable in some or all locations. An uninsured loss could result in a loss to the Company of both its capital investment and anticipated profits from the affected property.

LEGAL PROCEEDINGS

     The Company is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company or its properties, other than routine litigation arising in the ordinary course of business.

REIT QUALIFICATION REQUIREMENTS

     FFCA elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, effective for its taxable year ended December 31, 1994 and such election had not been revoked or terminated. In the opinion of Kutak Rock, based on certain assumptions and representations, FFCA has qualified for taxation as a REIT for each of its taxable years ending prior to the date hereof and FFCA's proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT. This opinion is based on various assumptions and is conditioned on certain representations made by FFCA as to factual matters including, but not limited to, those set forth in the discussion of "Certain Federal Income Tax Considerations" contained in the accompanying prospectus, those set forth in the discussion of "Certain Federal Income Tax Considerations to Holders of Common Stock" contained in this prospectus supplement and those concerning FFCA's business and properties as set forth in this prospectus supplement and the accompanying prospectus.

                                  INDUSTRIES

THE FOOD SERVICE INDUSTRY

     The food service industry, as defined by the U.S. Department of Commerce, is one of the largest sectors of the nation's economy. During 1997, the industry generated an estimated $321 billion of revenue, representing over 4% of the Gross Domestic Product of the United States. The food service industry grew at an estimated inflation-adjusted rate of 1.7% during 1997, representing the sixth consecutive year of real sales growth for the industry.

     The food service industry is composed of three major food segments: commercial, institutional and military. The commercial food service sector includes full service and fast food restaurants, cafeterias/buffet restaurants, social caterers and ice cream/yogurt retail stores. Within the restaurant industry, the fast food group is typically defined as those restaurants perceived by consumers as fast food or take-out establishments without table service, specializing in pizza, chicken, hamburgers and similar food items. Full service includes those restaurants in the family, steak and casual dining sections that do not meet the criteria for fast food. Although these segments can be further differentiated by price, it is consumer perception, as well as average meal price, that influences how individual restaurant chains are categorized. Research indicates that an average fast food meal price approximates $5, while the cost of a full service meal averages between $7 and $15.

     Gross sales in the restaurant industry have increased by $59 billion from 1986 to 1996, while total expenditures on food and beverages everywhere have increased only $55 billion. This implies that full service and fast food restaurants have actually taken business away from grocery and other retail outlets, which saw revenues from food as a percent of total revenues decrease from 1986 to 1996.

     The Company believes that the restaurant industry will continue to experience consolidation, as the largest chains become increasingly dominant in an industry where cost control and economies of scale are critical. During the past decade, restaurant chains have increased market position in comparison to independent restaurant companies by achieving economies of scale and by developing strong brand equity. Much of the chains' market share gains in the past came at the expense of small, independent operators, who tended to be less sophisticated and less focused on new restaurant development. The top chains may face greater chain-versus-chain competition, however, rather than chain-versus-independent competition.

     During 1997, the fast food segment in the top 100 restaurant chains accounted for an estimated 70.5% of total sales and 84.8% of total units. As a result, FFCA's restaurant portfolio consists primarily of fast food concepts. Successful fast food operators have developed a low-cost structure, through a focus on efficient meal preparation processes and a strong retail distribution network that provides convenient, quality meals at affordable prices. Successful fast food operators have relatively simple operations, which contribute to their success as low-cost providers. Fast food operators can differentiate themselves from the competition through marketing efforts, increasing productivity by training employees and upgrading technology, and simplifying instore processes.

     During 1996 and 1997, the top 100 restaurant chains reported average annual systemwide new store development of 4.3%. The top 100 chains added 4,879 net new properties during 1997 compared to 6,028 in 1996. Restaurant industry maturing has resulted in a slower pace of new store development. As a result, FFCA principally finances existing properties rather than new construction. In recent years, investments in newly constructed restaurants have been a small percentage of new business for the Company. In 1998, 1997 and 1996, the percentage of the Company's new business related to existing restaurants (as compared to new restaurant construction) was approximately 90%, 93% and 85%, respectively.

CHAIN RESTAURANT INDUSTRY

     According to NPD Recount, a national consulting group which specializes in the restaurant industry, restaurant chains having three or more properties accounted for approximately 47% of all restaurants in the United States in 1997. The majority of these properties are fast food restaurants, with others generally in the full service segment. Of the 210,000 chain restaurants having an identified restaurant concept as of

December 31, 1997, approximately 117,500 were within the 100 largest restaurant chains. Each of these restaurant chains had 1997 projected total system-wide sales exceeding $174 million.

     The Company believes that the largest national restaurant chains, along with prominent regional chains, are best positioned to compete effectively and retain or increase market share in the food service industry. These chains have strong regional or national presence, which provide them with a brand equity which translates into resilience within a mature and competitive industry. Accordingly, the Company believes that a diversified portfolio of real estate investments primarily centered in major restaurant chains will lower investment risk. Restaurant chains with numerous corporate locations and extensive franchisee networks have effectively become significant food distribution systems with distinct competitive advantages over smaller chains and many independent restaurant operators. The establishment of such food distribution networks requires significant time and effort which results in certain restaurant chains having longer-term track records and more predictable performance patterns. This has resulted in the larger restaurant chains gaining greater dominance in the industry and growth in market share. However, the chain restaurant industry is a regional market type of business and nationally prominent restaurant chains often have definitive regional areas of strength and weakness. Therefore, the Company's investment policy emphasizes strong restaurant operators who can successfully manage known restaurant chains in their markets and also takes into account the strength of specific restaurant chains.

CONVENIENCE STORE INDUSTRY

     The convenience store industry is a subset of two major industries: the food industry and the oil and gas industry. The convenience store portion of the sector evolved primarily out of neighborhood grocery stores, while the retail gas portion is a relatively small part of the large oil and gas industry, which also includes exploration and production of both oil and gas, refining, and transportation as well as retail sales.

     Convenience store sales have increased every year since the National Association of Convenience Stores started tracking industry sales in 1971. Industry sales in 1997 were $156.2 billion, 46.4% in merchandise sales and 53.6% in gasoline sales. Because of gasoline margin volatility and stricter tobacco regulation, many petroleum marketers have added or are adding convenience stores and other ancillary services to their businesses, such as car washes, lube shops, and fast food stores to contribute more consistent margins.

     Gasoline retailers have been closing older and underperforming locations because of three factors: (i) costs associated with underground storage tank upgrades to comply with a December 1998 regulatory deadline; (ii) increased costs of doing business; and (iii) low margins. The net effect on the industry is a decrease in the number of gasoline stations and an increase in both the number of convenience stores with gasoline and the number of gasoline dispensers available per location, reflecting the increase in both the gasoline demand and average station size. The number of convenience stores increased 1.6% in 1997 to 95,700, while the number of gasoline stations declined 1.2% between mid-1996 and mid-1997.

     Gasoline prices have decreased in recent months and retail margins have been squeezed. Over the past twelve months, price decreases have been attributable to a warm winter, lower demand in Asia, and increased output from OPEC and non-OPEC producers. However, lower gasoline prices have caused some drivers to purchase better grades of gasoline, providing higher margins. The Energy Information Agency forecasts a 1.7% increase in gasoline demand in 1999 and that retail prices should remain depressed as well.

     Increased competition, margin volatility, and the increased cost of doing business are expected to promote further consolidation in the industry. To improve profitability, several major oil companies have announced mergers or have merged their refining, transportation and marketing operations. In addition, mergers and acquisitions are occurring among traditional convenience store chains. Many chains are closing unprofitable locations and refocusing on core markets, divesting locations outside their core area. The largest North American convenience store chains are adding more units, with the top 10 adding 1,452 convenience stores in 1997 and the top 50 adding 781 convenience stores in 1997. Nine of the top 10 chains are petroleum marketers, which also dominate the top 50, operating approximately 60% of all outlets held by the top 50 companies.

AUTOMOTIVE PARTS AND SERVICES INDUSTRY

     The automotive parts and services industry refers to companies engaged in the service, repair, maintenance and sale of products for motor vehicles after their sales to the public. The parts sector is comprised of accessories and replacement parts, while the services sector includes fluids, under the car, under the hood, tires, autobody, and various combinations of these services. Competitors in the automotive parts and services industry include automotive dealerships, parts stores, full service gasoline stations, general repair garages, tire outlets, discounters and mass merchandisers, and specialty shops (mufflers, tune-ups, transmissions, paint and bodywork, fast lube oil changes and auto glass). While some companies adopt a single service/product line approach, others have expanded to multiple lines.

     The 1997 automotive parts and services industry reached $136.7 billion in sales, a 3.3% increase over 1996 according to the Lang Marketing Resources, an acknowledged industry expert. Purchased services, i.e. all labor costs (not including parts) paid by end users, totaled $36.0 billion, or 26.3% of the automotive parts and services industry, a 4.1% increase over 1996. Car products accounted for 30.4% of the automotive parts and services industry, down from 31.6% in 1996; truck products exceeded car products for the second year at 35.5% of the automotive parts and services industry and other products accounted for 7.8% of the automotive parts and services industry. Products do not include autobody parts, crash parts, audio equipment, sound accessories, fuel, tires, wheels, and other miscellaneous accessories.

     Do-it-yourselfers ("DIY") purchased $19.3 billion in car and truck aftermarket products in 1997, a 6% increase over 1990. Meanwhile, purchased or do-it-for-me ("DIFM") services have increased nearly 80% between 1987 and 1997, totaling $36 billion in 1997. The implication is that DIFM services is a growth area and DIY product sales (sold at auto parts stores) is mature.

     The growth in the DIFM sector is attributed to two-income families with increased time pressures, a general increase in consumer demand for convenience, an increase in the number of foreign vehicles, emissions testing requirements, increased vehicle sophistication, decreasing blue collar jobs, and most importantly, aging baby boomers with disposable income. The last trend, aging baby boomers, is expected to continue to drive growth in this sector into the next century. In recent years, DIFM shops began to franchise and rapidly expand. This trend is expected to continue.

     Many of these chains are growing through the acquisition of smaller, independent operators. Lube chains have been pursuing franchisees of other brands to join with them. The industry growth rate for fast lube services was 7.5% between 1996 and 1997. The top 10 fast lube chains account for over 33.4% of all fast lube outlets and an estimated 12.4% of all stores that change oil. The anticipated 1998 growth rate for the top 10 lube chains is 20.5%.

     Specialty repair shop share of the car and light truck service market grew from 12.6% in 1986 to 20.5% in 1997. Between 1993 and 1997, product sales growth for specialty repair shops was 46.9%. Specialty repair shops captured an 18% share of service bays in 1997, increasing their number of bays 18.5% between 1987 and 1997, while the number of bays operated by service stations/garages and vehicle dealers decreased significantly, 20.1% and 10.4% respectively, during the same period. Service bays are handling more vehicles, approximately 160 vehicles per service bay in 1997 (up from 126 vehicles per bay in 1987), and this ratio is estimated to grow to 175 vehicles per bay by the year 2002.

     Auto parts retail chains, servicing the DIY customer, have experienced rapid consolidation as small regional chains sell stores to larger chains. A positive factor for this sector is that the average age of vehicles is increasing, while new car prices continue to climb. Aiding the overall industry is an increase in the average number of miles driven annually, an increase in the number of drivers, and closure of full service gas stations. However, with the advent of vehicles that can drive 100,000 miles before a tune-up and generally improved product quality, product sales are not likely to see major increases in the next few years. Retail auto parts stores sell 38% of DIY customer purchased products. The number of retail auto parts stores increased 21.9% between 1990 and 1997 to 13,320, and is expected to increase to nearly 16,000 stores by the year 2000, a 20.1% increase over the 1997 count. The top 10 parts retailers accounted for over 41.9% of auto parts stores and experienced a 9.3% increase in outlets between early 1996 and year-end 1997.

                                   MANAGEMENT

     The directors and executive officers of the Company are:

         Name                  Age                 Position
         ----                  ---                 --------
Morton H. Fleischer(1) .......  62   Director, Chairman of the Board, President
                                      and Chief Executive Officer
John R. Barravecchia .........  43   Execute Vice President, Chief Financial
                                      Officer, Treasurer and Assistant Secretary
Christopher H. Volk ..........  42   Executive Vice President, Chief Operating
                                      Officer, Secretary and Assistant Treasurer
Dennis L. Ruben ..............  45   Executive Vice President, General Counsel
                                      and Assistant Secretary
Stephen G. Schmitz ...........  44   Executive Vice President, Chief Investment
                                      Officer Officer, Assistant Secretary and
                                      Assistant Secretary
Catherine F. Long ............  42   Senior Vice President--Finance, Principal
                                      Accounting Officer, Assistant Secretary
                                      and Assistant Treasurer
Robert W. Halliday(1) ........  78   Director and Chairman Emeritus of the Board
Willie R. Barnes(3)(4) .......  67   Director
Kelvin L. Davis(1)(2) ........  35   Director
Donald C. Hannah(1) ..........  66   Director
Dennis E. Mitchem(3) .........  67   Director
Louis P. Neeb(2)(4) ..........  59   Director
Kenneth B. Roath(3) ..........  63   Director
Casey J. Sylla(2)(4) .........  55   Director
Shelby Yastrow(2)(4) .........  63   Director

------------
(1) Member, Executive Committee of the Board of Directors.
(2) Member, Compensation Committee of the Board of Directors.
(3) Member, Audit Committee of the Board of Directors.
(4) Member, Nominating and Governance Committee of the Board of Directors.

     MORTON H. FLEISCHER has served as a director of the Company since June 22, 1993. Mr. Fleischer is also Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Fleischer previously served as the President, Chief Executive Officer and director of Franchise Finance Corporation of America I, a Delaware corporation ("FFCA I") (a predecessor corporation of the Company), since its formation in 1980. Mr. Fleischer was an individual general partner (or general partner of the general partner) of the eleven public limited partnerships that were consolidated to form the Company in 1994. In addition, he is a general partner (or general partner of the general partner) in the following public limited partnerships whose investments are set forth in parentheticals: Participating Income Properties 1986, L.P. (travel plazas); Participating Income Properties II, L.P. (travel plazas); Participating Income Properties III Limited Partnership (travel plazas); and Scottsdale Land Trust Limited Partnership (commercial land development).

     JOHN R. BARRAVECCHIA is Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary. Mr. Barravecchia has served as an executive officer of the Company since June 1, 1994. Mr. Barravecchia previously served as Senior Vice President, Chief Financial Officer and Treasurer of the Company from June 1, 1994 until July 28, 1995, and as Senior Vice President of FFCA I from October 1989 until June 1, 1994. Prior to joining FFCA I in March 1984, Mr. Barravecchia was associated with the international public accounting firm of Arthur Andersen.

     CHRISTOPHER H. VOLK is Executive Vice President, Chief Operating Officer, Secretary and Assistant Treasurer. Mr. Volk has served as an executive officer of the Company since June 1, 1994. Mr. Volk previously served as Senior Vice President-Underwriting and Research of the Company from June 1, 1994 until July 28, 1995, and as Vice President-Research of FFCA I from October 1989 until June 1, 1994. Mr. Volk is a member of NAREIT and has served as co-chair of its Public Relations Committee.

     DENNIS L. RUBEN is Executive Vice President, General Counsel and Assistant Secretary. Mr. Ruben has served as an executive officer of the Company since June 1, 1994. Mr. Ruben served as Senior Vice President and General Counsel of the Company from June 1, 1994 to January 28, 1997. Mr. Ruben previously served as an attorney and counsel of FFCA I from March 1991 until June 1, 1994. Prior to joining FFCA I, Mr. Ruben was a partner with the national law firm of Kutak Rock.

     STEPHEN G. SCHMITZ is Executive Vice President, Chief Investment Officer and Assistant Secretary. Mr. Schmitz has served as an executive officer of the Company Since May 31, 1995. Mr. Schmitz served as Senior Vice President-Corporate Finance from June 1, 1994 to January 28, 1997. Mr. Schmitz previously served as Senior Vice President of the Company and served in various positions as an officer of FFCA I from 1986 to June 1, 1994.

     CATHERINE F. LONG is Senior Vice President-Finance, Principal Accounting Officer, Assistant Secretary and Assistant Treasurer. Ms. Long has served as an executive officer of the Company since June 1, 1994. Ms. Long served as Vice President-Finance of the Company from June 1, 1994 to January 28, 1997. Ms. Long previously served as Vice President-Finance of FFCA I from June 1990 until June 1, 1994. From 1978 to May 1990, Ms. Long was associated with the international public accounting firm of Arthur Andersen.

     ROBERT W. HALLIDAY is a director and Chairman Emeritus of the Board of the Company. Mr. Halliday has been with the Company since June 22, 1993. Mr. Halliday previously served as the Chairman of the Board of the Company since its organization and of the FFCA I since its formation in 1980. He has served as a director of several publicly held American and Canadian companies, including Great Pacific Corporation, Mitchell Energy & Development Corporation, Boise Cascade Corporation and Jim Pattison Enterprises.

     WILLIE R. BARNES is a director of the Company. Mr. Barnes has been with the Company since March 14, 1995. Mr. Barnes is a corporate and securities law attorney. Mr. Barnes has been a partner in the law firm of Musick, Peeler &
Garrett since June 1992. He is a member of the Business Law Section of the American Bar Association, in addition to other committees. Mr. Barnes was appointed as the Commissioner of Corporations for the State of California in 1975 and is a member of the California Senate Commission on Corporate Governance, Shareholder Rights and Securities Transactions. He is currently a director and secretary of American Shared Hospital Services.

     KELVIN L. DAVIS has served as a director of the Company since March 13, 1998. Mr. Davis is President and Chief Operating Officer of Colony Capital, Inc., an international real estate-related investment firm. He has been with Colony since its formation in 1991. He also serves as Co-Managing General Partner of Colony's active discretionary equity funds, including Colony Investors II, L.P., and Colony Investors III, L.P. Prior to 1991, Mr. Davis was a principal of RMB Realty, Inc. Prior to that time he was employed by Goldman, Sachs & Co. and Trammell Crow Company.

     DONALD C. HANNAH has served as a director of the Company since August 1, 1994. Mr. Hannah is Chairman and Chief Executive Officer of U.S. Properties, Inc. Mr. Hannah is a member of the Chief Executives Organization and the World Presidents' Organization, and is a director of the Precision Standard Corporation (NASDAQ), the Samoth Capital Corporation and the Marine Resources Foundation.

     DENNIS E. MITCHEM has served as a director of the Company since January 29, 1996. Mr. Mitchem has been Director of Corporate Relations, Northern Arizona University, since October 1998. Mr. Mitchem has also served as Executive Director of Habitat for Humanity, Valley of the Sun, since April 1996, and prior to that time was an independent management consultant for privatization and financial services projects. From March 1994 to December 1995, Mr. Mitchem worked in Moscow serving as a consultant to the Russian Privatization Center in the establishment of its local Privatization Centers. From July 1992 to February 1994, he was Managing Director of CAJV, a joint venture between Arthur Andersen and Castillo Company, Inc., and managed the Denver, Colorado, financial processing center of the Resolution Trust Corporation. From 1954 to June 1993, he was employed by Arthur Andersen, where he became a partner in 1967 and retired as a senior partner in June 1993.

     LOUIS P. NEEB has served as a director of the Company since August 1, 1994. Mr. Neeb is Chairman of the Board and Chief Executive Officer of Casa Ole Restaurants, Inc. since October 1995. Mr. Neeb also serves as President of Neeb Enterprises, Inc., a restaurant consulting firm. He was President and Chief Executive Officer of Spaghetti Warehouse, Inc., from 1991 to January 1994 and President of Geest Foods USA from September 1989 to June 1991, prior to which he served as President and Chief Executive Officer of Taco Villa, Inc. Mr. Neeb spent ten years with the Pillsbury Company in various positions which included:
Executive Vice President, Pillsbury; Chairman of the Board, Burger King; and President, Steak 'N Ale Restaurants. Mr. Neeb is also a director of ShowBiz Pizza Time, Inc. and Silver Diner Development Inc. and was previously a director of On the Border Cafes, Inc.

     KENNETH B. ROATH has served as a director of the Company since August 1, 1994. Mr. Roath is Chairman and Chief Executive Officer of Health Care Property Investors, Inc., a real estate investment trust organized in 1985 to invest, on a net lease basis, in health care properties. Mr. Roath is a director and chairman of the compensation committee of Arden Realty, Inc. (NYSE), a real estate investment trust. Mr. Roath is also the past Chairman of NAREIT and is currently a member of the Board of Governors of NAREIT.

     CASEY J. SYLLA has served as a director of the Company since August 1, 1994. Mr. Sylla is Senior Vice President and Chief Investment Officer of Allstate Insurance Company. From 1992 until July 1995, Mr. Sylla was an Executive Officer and Vice President and head of the Securities Department of The Northwestern Mutual Life Insurance Company.

     SHELBY YASTROW has served as a director of the Company since July 24, 1997. Mr. Yastrow is an attorney and counsel to the law firm of Sonnenschein Nath & Rosenthal in Chicago, Illinois. He joined McDonald's Corporation in 1978 as Vice President, Chief Counsel of Litigation and Assistant Secretary. He was appointed Vice President, General Counsel of McDonald's Corporation in 1982 and Senior Vice President in 1988, before being named Executive Vice President in 1995. He retired from McDonald's Corporation in December 1997. Mr. Yastrow received his law degree from Northwestern University in 1959.

COMPENSATION OF DIRECTORS

     The Company pays an annual fee of $30,000 to its directors who are not employees of the Company or its affiliates (the "Independent Directors"). In 1997, the Independent Directors received 20% of such annual fee in non-qualified stock options to purchase shares based upon the Black-Scholes option pricing model. In 1997, Messrs. Barnes, Foxley, Halliday, Hannah, Mitchem, Neeb, Roath, Smith and Sylla each received options to purchase 2,470 shares at $24.375 per share, the fair market value of the shares on May 9, 1997, the date of grant. These options are exercisable when granted.

     Directors who are employees of the Company are not paid director's fees, but the Company does reimburse directors for travel expenses incurred in connection with their activities on behalf of the Company. Each director also receives $500 for each committee meeting the director attends, with the chairman of the respective committee receiving $1,000 for each committee meeting.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
                          TO HOLDERS OF COMMON STOCK

     The following summary of certain U.S. federal income tax considerations to holders of the Company's shares is based on current law, is for general information only, and is not tax advice. The tax treatment of holders of shares will vary depending on a holder's particular situation and this discussion does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders subject to special treatment under the federal income tax laws, except to the extent discussed under the heading "-- Taxation of Tax-Exempt Stockholders" and "-- Taxation of Non-U.S. Stockholders." Holders the of Company's shares subject to special rules include, without limitation, insurance companies, tax-exempt organizations, stockholders holding shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes, certain financial institutions, broker-dealers, foreign corporations, foreign partnerships and persons who are not citizens or residents of the United States. This discussion should be read in conjunction with the discussion under "Certain Federal Income Tax Considerations" in the accompanying prospectus. In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to prospective purchasers of the shares or the effect of any changes in applicable tax laws.

     This prospectus supplement does not address the taxation of the Company or the impact on the Company of its election to be taxed as REIT. The federal income tax treatment of the Company is set forth in the accompanying prospectus under the heading "Certain Federal Income Tax Considerations." The discussion below assumes that the Company qualifies as a REIT under the Code. If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for dividends paid to stockholders in computing taxable income and would be subject to federal income tax on its taxable income at regular corporate rates. As a result, the funds available for distribution to the Company's stockholders would be reduced. See "Risk Factors -- REIT Tax Status" in this prospectus supplement and "Certain Federal Income Tax Considerations -- Failure of the Company to Qualify as a REIT" in the accompanying prospectus.

     The information in this section is based on the Code, current, temporary and proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (the "IRS") (including its practices and policies as expressed in certain private letter rulings which are not binding on the IRS except with respect to the particular taxpayers who requested and received such rulings), and court decisions, all as of the date of this prospectus supplement. Future legislation, Treasury Regulations, administrative interpretations and practices or court decisions may adversely affect, perhaps retroactively, the tax considerations described herein. The Company has not requested, and does not plan to request, any rulings from the IRS concerning the Company's tax treatment and the statements in the accompanying prospectus are not binding on the IRS or a court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or sustained by a court if challenged by the IRS.

     Each investor is advised to consult the accompanying prospectus for information regarding the federal income tax considerations to the Company of its election to be taxed as a REIT. Each investor is also advised to consult his or her tax advisor regarding the specific tax consequences to him or her of the acquisition, ownership and sale of the common stock of the Company, including the federal, state, local, foreign and other tax consequences of such acquisition, ownership and sale and of potential changes in the applicable tax laws.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

     As used below, the term "U.S. Stockholder" means a holder of shares of the Company's common stock who (for United States federal income tax purposes):

     + is a citizen or resident of the United States, including certain resident aliens;

     + is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

     + is an estate the income of which is subject to United States federal income taxation regardless of its source; or

     + is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

     Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. Stockholders.

     DISTRIBUTIONS GENERALLY. As long as the Company qualifies as a REIT, distributions out of current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. Stockholders as ordinary income. These distributions will not be eligible for the dividends-received deduction in the case of U.S.
Stockholders that are corporations.

     To the extent that the Company makes distributions, other than capital gain dividends, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. Stockholder. This treatment will reduce the adjusted basis which each U.S. Stockholder has in his shares of stock for tax purposes by the amount of the distribution (but not below zero). Distributions in excess of a U.S. Stockholder's adjusted basis in his shares will be taxable as capital gains (provided that the shares have been held as a capital asset) and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends the Company declares in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by the stockholder on December 31 of that year, provided the Company actually pays the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

     CAPITAL GAIN DISTRIBUTIONS. Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. Stockholders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending on the period of time we have held the assets which produced these gains, and on certain designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 20% or 25% rate. U.S. Stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

     PASSIVE ACTIVITY LOSSES AND INVESTMENT INTEREST LIMITATIONS. Distributions we make and gain arising from the sale or exchange by a U.S. Stockholder of our shares will not be treated as passive activity income. As a result, U.S. Stockholders generally will not be able to apply any "passive losses" against this income or gain. Distributions we make (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will not be treated as investment income under certain circumstances.

     RETENTION OF NET LONG-TERM CAPITAL GAINS. We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. Stockholder generally would:

     + include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount that is includable);

     + be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. Stockholder's long-term capital gains;

     + receive a credit or refund for the amount of tax deemed paid by it;

     + increase the adjusted basis of its shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

     + in the case of a U.S. Stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

DISPOSITIONS OF SHARES

     If you are a U.S. Stockholder and you sell or dispose of your shares of the Company's common stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the shares as a capital asset and will be long- term capital gain or loss if you have held the shares for more than one year. In general, if you are a U.S. Stockholder and you recognize loss upon the sale or other disposition of the Company's shares that you have held for six months or less (after applying certain holding period rules), the loss you recognize will be treated as a long-term capital loss, to the extent you received distributions from us which were required to be treated as long-term capital gains.

BACKUP WITHHOLDING

     We report to our U.S. Stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See "-- Taxation of Non-U.S. Stockholders."

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt shareholder (except certain tax-exempt shareholders described below) has not held its shares as "debt financed property" within the meaning of the Code (generally, shares of the Company's common stock, the acquisition of which was financed through a borrowing by the tax exempt stockholder) and the shares are not otherwise used in a trade or business, dividend income from us and income from the sale of shares will not be UBTI to a tax-exempt shareholder.

     For tax-exempt shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Code
Section 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their own tax advisors concerning these "set aside" and reserve requirements.

     Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" will be treated as UBTI as to any tax-exempt trust which is described in Section 401(a) of the Code (a "qualified trust") and which holds more than 10% (by value) of the interests in the REIT. A REIT is a "pension held REIT" if:

     + it would not have qualified as a REIT but for the fact that Section
       856(h)(3) of the Code provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

     + either at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, holds in the aggregate more than 50% (by value) of the interests in the REIT.

     The percentage of any REIT dividend treated as UBTI is equal to the ratio of:

     + the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to

     + the total gross income of the REIT.

     A de minimis exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts. Based on the ownership of the Company's shares and the ownership limits set forth in its charter, the Company does not believe that it has been, and does not expect that it will be a "pension held REIT."

TAXATION OF NON-U.S. STOCKHOLDERS

     The preceding discussion does not address the rules governing United States federal income taxation of the ownership and disposition of Company shares by persons that are not U.S. Stockholders ("Non-U.S. Stockholders"). In general, Non-U.S. Stockholders may be subject to special tax withholding requirements on distributions from us and with respect to their sale or other disposition of our Company shares, except to the extent reduced or eliminated by an income tax treaty between the United States and the Non-U.S. Stockholder's country. A Non-U.S. Stockholder who is a stockholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with us in order to claim such treatment. Non-U.S. Stockholders should consult their own tax advisors concerning the federal income tax consequences to them of an acquisition of shares of Company's common stock, including the federal income tax treatment of dispositions of interests in us and the receipt of distributions from us. Potential Non-U.S. Stockholders should note that the Company believes that its common stock will be considered regularly traded on an established securities market for purposes of the special rules of Section 897(c)(3).

OTHER TAX CONSEQUENCES

     Stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which they transact business or reside. Your state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws on an investment in the Company's shares.

                                 UNDERWRITING

     Subject to the terms and conditions set forth in the Purchase Agreement dated the date of this prospectus supplement (the "Purchase Agreement"), each of the underwriters named below (the "Underwriters"), through their representatives Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bear, Stearns & Co. Inc., have severally agreed to purchase from FFCA the aggregate number of shares of common stock set forth opposite its name below:

                   Underwriter                                Number of Shares
                   -----------                                ----------------
         Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated ..........................       980,000
         Bear, Stearns & Co. Inc. ..........................       980,000
         Morgan Stanley & Co. Incorporated .................       980,000
         NationsBanc Montgomery Securities LLC .............       980,000
         Salomon Smith Barney Inc. .........................       980,000
         BT Alex. Brown Incorporated .......................       100,000
         Dresdner Kleinwort Benson North America LLC .......       100,000
         ING Baring Furman Selz LLC ........................       100,000
         Legg Mason Wood Walker, Incorporated ..............       100,000
         Lehman Brothers Inc. ..............................       100,000
         PaineWebber Incorporated ..........................       100,000
         Sutro & Co. Incorporated ..........................       100,000
         J.C. Bradford & Co. ...............................        50,000
         Dominick & Dominick LLC ...........................        50,000
         EVEREN Securities, Inc. ...........................        50,000
         Jefferies & Company, Inc. .........................        50,000
         Morgan Keegan & Company, Inc. .....................        50,000
         Raymond James & Associates, Inc. ..................        50,000
         The Robinson-Humphrey Company, LLC ................        50,000
         Wheat First Securities, Inc. ......................        50,000
                                                                 ---------
         Total .............................................     6,000,000
                                                                 =========

     In the Purchase Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock offered hereby if any shares are purchased.

     The Underwriters have advised FFCA that they propose initially to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus supplement, and to certain dealers at this price less a concession not in excess of $.70 per share. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of $.10 per share. After the initial public offering, the public offering prices and such concessions may be changed from time to time.

     FFCA has granted a 30-day over-allotment option to the Underwriters to purchase up to 900,000 additional shares of common stock exercisable at the public offering price less the underwriting discounts and commissions, each as set forth on the cover page of this prospectus supplement. If the Underwriters exercise such option in whole or in part, then each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial commitment as indicated in the table above.

     The following table shows the per share and total public offering price, underwriting discount to be paid by FFCA to the Underwriters and the proceeds before expenses to FFCA. This information is presented assuming either no exercise or full exercise by the Underwriters of their over-allotment option.

                                                         Total         Total
                                                        Without         With
                                           Per Share     Option        Option
                                           ---------     ------        ------
   Public Offering Price .................   $23.00   $138,000,000  $158,700,000
   Underwriting Discount .................   $ 1.18   $  7,072,500  $  8,133,375
   Proceeds, before expenses, to FFCA ....   $21.82   $130,927,500  $150,566,625

     FFCA has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including purchases of the common stock to stabilize its market price, purchases of the common stock to cover some or all of a short position in the common stock maintained by the Underwriters and the imposition of penalty bids.

     Until the distribution of the shares is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase the shares. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of FFCA's common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

     If the Underwriters create a short position in the common stock in connection with this offering (i.e., if they sell more shares than are set forth on the cover page of this prospectus supplement), the Underwriters may reduce that short position by purchasing shares in the open market. The Underwriters may also elect to reduce any short position through the exercise of all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither FFCA nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither FFCA nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Underwriters and their affiliates have provided, are currently providing, and expect to provide in the future, commercial and investment banking services to FFCA for which they have received and will receive fees and commissions.

                                 LEGAL MATTERS

     Certain legal matters relating to the shares of common stock offered hereby, and certain REIT matters relating to the Company, are being passed upon for FFCA by the national law firm of Kutak Rock, Denver, Colorado. Certain legal matters relating to this offering are being passed upon for the Underwriters by the law firm of Latham & Watkins, Los Angeles, California. Members and attorneys of Kutak Rock own an aggregate of approximately 32,000 shares of common stock of FFCA.

PROSPECTUS

                   FRANCHISE FINANCE CORPORATION OF AMERICA
                                $1,000,000,000
               DEBT SECURITIES, PREFERRED STOCK AND COMMON STOCK

     Franchise Finance Corporation of America (the "Company") may from time to time offer in one or more series (i) its debt securities (the "Debt Securities"), or (ii) shares of its preferred stock (the "Preferred Stock"), or
(iii) shares of its Common Stock, par value $.01 per share (the "Common Stock"), with an aggregate public offering price of up to $1,000,000,000 on terms to be determined at the time of offering. The Debt Securities, the Preferred Stock and the Common Stock (collectively, the "Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the Company's option or repayment at the holder's option, terms for sinking fund payments, terms for conversion into Preferred Stock or Common Stock, covenants and any initial public offering price; and (ii) in the case of Preferred Stock, the specific designation and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; and (iii) in the case of Common Stock, any initial public offering price. In addition, such specific terms may include limitations on actual or constructive ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes. See "Restrictions on Transfers of Capital Stock."

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.

                  ------------------------------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  ------------------------------------------

                 The date of this Prospectus is April 16, 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The registration statement on Form S-3 (of which this Prospectus is a part) (the "Registration Statement"), the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company makes its filings electronically. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically, which information can be accessed at http://www.sec.gov. In addition, the Common Stock is listed on the New York Stock Exchange and similar information concerning the Company can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission the Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the Commission's rules and regulations. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

      (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

      (ii) the Company's Current Report on Form 8-K dated January 27, 1998;

      (iii) the Company's  Current  Report on Form 8-K dated  February 17, 1998;
            and

      (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed June 28, 1994.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to termination of the offering of the Securities, shall be deemed to be incorporated by reference in this Prospectus from the date of the filing of such reports and documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this Prospectus or in any document filed after the date of this Prospectus which is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus (not including exhibits to the documents that have been incorporated herein by reference unless the exhibits are themselves specifically incorporated by reference). Such written or oral request should be directed to the Corporate Secretary at 17207 North Perimeter Drive, Scottsdale, Arizona 85255, telephone number (602) 585-4500.

                                  THE COMPANY

     Franchise Finance Corporation of America (the "Company") is a specialty retail finance company dedicated primarily to providing real estate financing to the chain restaurant industry, as well as to the convenience store and automotive parts and service industries. The Company's primary strategy is to provide all necessary financing for multi-unit operators and franchisors who operate retail properties in which the Company invests. The Company's investments are diversified by geographic region, operator and chain. The Company's Common Stock trades on the New York Stock Exchange (the "NYSE") under the symbol FFA. The Company is a Delaware corporation and maintains its corporate offices at 17207 North Perimeter Drive, Scottsdale, Arizona 85255 and its telephone number is (602) 585-4500.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, which may include investment in additional properties, the expansion and improvement of certain properties in the Company's portfolio and the repayment of indebtedness.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth ratios of earnings to fixed charges for the periods shown. The ratio shown for the year ended December 31, 1993 is derived from the combined historical financial information of Franchise Finance Corporation of America I, a Delaware corporation, and eleven real estate limited partnerships, the predecessors to the Company (the "Combined Predecessors"). The ratio shown for the year ended December 31, 1994 is derived from the financial information of both the Combined Predecessors and the Company. The ratios shown for the years ended December 31, 1995, 1996 and 1997 are for the Company.

     The Company commenced operations on June 1, 1994 as a result of the merger of the Combined Predecessors. The information for the periods prior to that date is, in effect, a restatement of the historical operating results of Franchise Finance Corporation of America I and eleven real estate limited partnerships as if they had been consolidated since January 1, 1993. The predecessor companies were primarily public real estate limited partnerships which were prohibited from borrowing for real estate acquisitions and had no opportunity for growth through acquisitions; therefore, the investment objectives of the Company are different than the objectives of the Combined Predecessors, and the information presented below does not necessarily present the ratios of earnings to fixed charges as they would have been had the Company operated as a REIT for all periods presented.

                              YEAR ENDED DECEMBER 31,
            -------------------------------------------------------
            1993           1994        1995        1996        1997
            ----           ----        ----        ----        ----
            43.73         16.78        4.16        3.54        3.04

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income (including gain or loss on the sale of property) before REIT transaction related costs plus fixed charges. Fixed charges consist of interest expense (including interest costs capitalized, if any) and the amortization of debt issuance costs. To date, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to combined fixed charges and preferred share dividends are the same as the ratios presented above.

                        DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Debt Securities will be direct obligations of the Company, which may be secured or unsecured, and which may be senior or subordinated indebtedness of the Company. An unqualified opinion of counsel as to legality of the Debt
Securities will be obtained by the Company and filed by means of a post-effective amendment or Form 8-K prior to the time any sales of the Debt Securities are made. The Debt Securities will be issued under an indenture, dated as of November 21, 1995, subject to such amendments or supplements as may be adopted from time to time (the "Indenture") between the Company and Norwest Bank Arizona, National Association, as trustee (the "Trustee"). The Indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

TERMS

     The particular terms of the Debt Securities offered by a Prospectus Supplement will be described in the particular Prospectus Supplement, along with any applicable modifications of or additions to the general terms of the Debt Securities as described herein and in the applicable Indenture and any applicable material federal income tax considerations. Accordingly, for a description of the terms of any series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities set forth in this Prospectus.

     The Indenture provides that the Debt Securities may be issued without limits as to aggregate principal amount, in one or more series, in each case as established from time to time by the Company's Board of Directors or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders (the "Holders") of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

     The Indenture will provide that the Company may, but need not, designate more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. If two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities offered thereby for the specific terms thereof, including:

          (a) the title of such Debt Securities;

          (b) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount (subject to certain exceptions described in the Indenture);

          (c) the price (expressed as a percentage of the principal amount thereof or otherwise) at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Common Stock or Preferred Stock or the method by which any such portion shall be determined;

          (d) if convertible into Common Stock, Preferred Stock, or both, the terms on which such Debt Securities are convertible (including the initial conversion price or rate and conversion period) and, in connection with the preservation of the Company's status as a REIT, any applicable limitations on conversion or on the ownership or transferability of the Common Stock or the Preferred Stock into which such Debt Securities are convertible;

          (e) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

          (f) the rate or rates, at which such Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates upon which any such interest will be payable, the record dates for payment of such interest, or the method by which any such dates shall be determined, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (g) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion, registration of transfer, or exchange (each to the extent applicable), and where notices or demands to or upon the Company in respect of such Debt Securities and the Indenture may be served;

          (h) the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or, in part, at the Company's option (if the Company has the option to redeem);

          (i) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (j) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency, currency unit, or a composite currency or currencies, and the terms and conditions relating thereto;

          (k) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not, be based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

          (l) whether such Debt Securities will be issued in certificated and/or book-entry form, and the identity of any applicable depositary for such Debt Securities;

          (m) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

          (n) the applicability, if any, of the defeasance and covenant defeasance provisions described herein or set forth in the applicable Indenture, or any modification thereof or addition thereto;

          (o) any deletions from, modifications of or additions to the events of default or covenants of the Company, described herein or in the Indenture with respect to such Debt Securities, and any change in the right of any Trustee or any of the Holders to declare the principal amount of any such Debt Securities due and payable;

          (p) whether and under what circumstances the Company will pay any additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge to Holders that are not United States persons, and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment (and the terms of any such option);

          (q) the subordination provisions, if any, relating to such Debt Securities;

          (r) the provisions, if any, relating to any security provided for such Debt Securities; and

          (s) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture.

     If so provided in the applicable Prospectus Supplement, the Debt Securities may be issued at a discount below their principal amount and provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). In such cases, any special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except  as  may  be  set  forth  in any  Prospectus  Supplement,  the  Debt
Securities will not contain any provisions that would limit the Company's ability to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Certain existing restrictions on ownership and transfers of the Common Stock and Preferred Stock are, however, designed to preserve the Company's status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Restrictions on Transfers of Capital Stock." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof.

     Unless otherwise described in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the applicable Trustee's corporate trust office, the address of which will be set forth in the applicable Prospectus Supplement; provided, however, that, at the Company's option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

     Subject to certain limitations imposed on Debt Securities in the Indenture, the Debt Securities of any series will be exchangeable for any authorized denomination of other Debt Securities of the same series and of a like aggregate principal amount and tender upon surrender of such Debt Securities at the applicable Trustee's corporate trust office or at the applicable office of any agency of the Company. In addition, subject to certain limitations imposed on Debt Securities in the Indenture, the Debt Securities of any series may be surrendered for registration by transfer thereof at the applicable Trustee's corporate trust office or at the applicable office of any agency of the Company. Every Debt Security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer and evidence of title and identity satisfactory to the Trustee, the Company, or its transfer agent, as applicable. No service charge will be made for any registration of transfer or exchange of any Debt Securities. However, (with certain exceptions) the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

     Neither the Company nor any Trustee shall be required to (a) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of mailing of notice of redemption of any Debt Securities of that series that may be selected for redemption and ending at the close of business on the day of mailing the relevant notice of redemption (or publication of such notice with respect to bearer securities); (b) register the transfer of or exchange any Debt Security, or portion thereof, so selected for redemption, in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part; or (c) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the Holder's option, except the portion, if any, of such Debt Security not to be so repaid.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Indenture will provide that the Company may, with or without the consent of the Holders of any outstanding Debt Securities, consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall be an entity organized and existing under the laws of the United States or a state thereof and such successor entity shall expressly assume the Company's obligation to pay the principal of (and premium, if any) and interest on all the Debt Securities and shall also assume the due and punctual performance and observance of all the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of such successor entity, the Company or any subsidiary as a result thereof as having been incurred by such successor entity, the Company or such subsidiary at the time of such transaction, no event of default under the Indenture, and no event that, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and (c) an officers' certificate and legal opinion covering such conditions shall be delivered to each Trustee.

CERTAIN COVENANTS

     EXISTENCE. Except as permitted under "Merger, Consolidation or Sale of Assets," the Indenture will require the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, material rights (by certificate of incorporation, bylaws and statute) and material franchises; provided, however, that the Company shall not be required to preserve any right or franchise if its Board of Directors determines that the preservation thereof is no longer desirable in the conduct of its business.

     MAINTENANCE OF PROPERTIES. The Indenture will require the Company to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the Company's judgment may be necessary so that the business carried on or in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its subsidiaries shall not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business.

     INSURANCE. The Indenture will require the Company to, and to cause each of its subsidiaries to, keep in force upon all of its properties and operations policies of insurance carried with responsible companies in such amounts and covering all such risks as shall be customary in the industry in accordance with prevailing market conditions and availability.

     PAYMENT OF TAXES AND OTHER CLAIMS. The Indenture will require the Company to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (a) all taxes, assessments and governmental charges levied or imposed on it or any subsidiary or on the income, profits or property of the Company or any subsidiary and (b) all lawful claims for labor, materials and supplies that, if unpaid, might by law become a lien upon the property of the Company or any subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim the amount, applicability or validity of which is being contested in good faith by appropriate proceedings.

     PROVISION OF FINANCIAL INFORMATION. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Indenture will require the Company, within 15 days after each of the respective dates by which the Company would have been required to file annual reports, quarterly reports and other documents with the Commission if the Company were so subject, (a) to transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the applicable register for such Debt Securities, without cost to such Holders, copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections,
(b) to file with the Trustee copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, and (c) to supply, promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of such documents to any prospective Holder of Debt Securities.

     ADDITIONAL COVENANTS. Any additional covenants of the Company with respect to any of the series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Unless otherwise provided in the applicable Prospectus Supplement, the following events are "events of default" with respect to any series of Debt Securities issued under the Indenture: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance or breach of any other covenant or warranty of the Company contained in the Indenture (other than a covenant or warranty a default in the performance of which or the breach of which is elsewhere in this paragraph specifically dealt with), continued for 60 days after written notice as provided in the applicable Indenture; (e) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any of its subsidiaries (including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles), in an aggregate principal amount in excess of $10 million or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its subsidiaries (including such leases), in an aggregate principal amount in excess of $10 million, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary of the Company; and (g) any other Event of Default as defined with respect to a particular series of Debt Securities. The term "Significant Subsidiary" has the meaning ascribed to such term in Regulation S-K promulgated under the Securities Act.

     If an event of default under the Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority of the principal amount of the outstanding Debt Securities of such series may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and overdue interest on the Debt Securities of such series, plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all events of default, other than the nonpayment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series have been cured or waived as provided in the Indenture. The Indenture will also provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default (y) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (z) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

     The Indenture will require each Trustee to give notice to the holders of Debt Securities within 90 days of a default under the Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of the Trustee consider such withholding to be in such holders' interest.

     The Indenture will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it and no contrary directions from the holders of more than 50% of the outstanding Debt Securities of such series. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof.

     The Indenture will provide that the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under the Indenture, unless such holders shall have offered to the Trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. The Trustee may, however, refuse to follow any direction that is in conflict with any law or the Indenture or that may involve the Trustee in personal liability or that may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture with respect to any series will be permitted only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities of such series; provided, however, that no such modification or amendment may, without the consent of the holder of each Debt Security of such series, (a) change the Stated Maturity of the principal of (or premium, if any, on), or any installment of principal of or interest on any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the Maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security;
(c) change the place of payment, or the coin or currency, for payment of principal of (or premium, if any), or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security on or after the Stated Maturity or redemption date thereof; (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

     The holders of a majority in aggregate principal amount of outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive covenants in the Indenture.

     Modifications and amendments of the Indenture will be permitted to be made by the Company and the Trustee without the consent of any holder of Debt Securities for any of the following purposes: (a) to evidence the succession of another person to the Company as obligor under the Indenture; (b) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in the Indenture; (c) to add additional events of default for the benefit of the holders of all or any series of Debt Securities; (d) to add or change certain provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect; (e) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto that are entitled to the benefit of such provision; (f) to secure the Debt Securities; (g) to establish the form or terms of Debt Securities of any Series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Stock or Preferred Stock; (h) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee; (i) to cure any ambiguity, defect or inconsistency in the Indenture; provided, however, that such action shall not adversely affect the interests of holders of Debt Securities of any series in any material respect; or (j) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided, however, that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect.

     The Indenture provides that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (a) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (b) the principal amount of any Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (a) above), (c) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security in the applicable Indenture, and (d) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

     The Indenture contains provisions for convening meetings of the holders of Debt Securities of a series. A meeting may be permitted to be called at any time by the Trustee, and also, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver that may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

     Notwithstanding the foregoing provisions, the Indenture provides that if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (a) there shall be no minimum quorum requirement for such meeting and (b) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     If provided for in the applicable Prospectus Supplement, the Company will be permitted, at its option, to discharge certain obligations to holders of any series of Debt Securities by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest.

     If provided for in the applicable Prospectus Supplement, the Company may elect either to (a) defease and be discharged from any and all obligations with respect to any series of Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold money for payment in trust) ("defeasance") or (b) be released from certain obligations with respect to such Debt Securities under the applicable Indenture (generally being the restrictions described under "Certain Covenants", herein) or, if provided in the applicable Prospectus Supplement, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an event of default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities that through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an opinion of counsel (as specified in the applicable indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based on a ruling of the Internal Revenue Service (the "IRS") or a change in applicable U.S. federal income tax law occurring after the date of the Indenture. In the event of such defeasance, the holders of such Debt Securities would thereafter be able to look only to such trust fund for payment of principal (and premium, if any) and interest.

     "Government Obligations" means securities that are (a) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged, or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit Obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or Conversion Event based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institution of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities, or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S.
dollars.

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any event of default other than the event of default described in clause (d) under "Events of Default, Notice and Waiver" with respect to the specified sections of the applicable Indenture (which sections would no longer be applicable to such Debt Securities) or clause (g) thereunder with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity, but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such event of default. The Company would, however, remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be, at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

PAYMENT

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any Series of Debt Securities will be payable at the Trustee's corporate trust office, the address of which will be stated in the applicable Prospectus Supplement; provided, however, that, at the Company's option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

     All amounts paid by the Company to a paying agent or a Trustee for the payment of the principal of or any premium or interest on any Debt Security that remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the holder of such Debt Security thereafter may look only to the Company for payment thereof, subject to applicable state escheat laws.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such Series.

                          DESCRIPTION OF COMMON STOCK

     The Company has authority to issue 200,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"). At March 13, 1998, the Company had outstanding 47,885,524 shares of Common Stock.

GENERAL

     The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that the Common Stock will be issuable upon conversion of Debt Securities or Preferred Stock. An unqualified opinion of counsel as to legality of the Common Stock will be obtained by the Company and filed by means of a post-effective amendment or Form 8-K prior to the time any sales of Common Stock are made. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws.

TERMS

     Subject to the preferential rights of any other shares or series of stock, holders of Common Stock will be entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. Payment and declaration of dividends on the Common Stock and purchases of shares thereof by the Company will be subject to certain restrictions if the Company fails to pay dividends on the Preferred Stock, if any. See "Description of Preferred Stock." Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of the debts and other liabilities of the Company and the preferential amounts owing with respect to any outstanding Preferred Stock. The Common Stock will possess ordinary voting rights for the election of directors and in respect of other corporate matters, each share entitling the holder thereof to one vote. Holders of Common Stock will not have cumulative voting rights in the election of directors, which means that holders of more than 50% of all the shares of the Company's Common Stock voting for the election of directors can elect all the directors if they choose to do so and the holders of the remaining shares of Common Stock cannot elect any directors. Holders of shares of Common Stock will not have preemptive rights, which means they have no right to acquire any additional shares of Common Stock that may be issued by the Company at a subsequent date. All shares of Common Stock now outstanding are, and additional shares of Common Stock offered will be when issued, fully paid and nonassessable; and no shares of Common Stock are or will be subject to any exchange or conversion rights.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, actually or constructively, by a single person or entity of the Company's outstanding equity securities. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

     The registrar and transfer agent for the Common Stock is Gemisys Transfer Agents, 7103 South Revere Parkway, Englewood, CO 80112.

                        DESCRIPTION OF PREFERRED STOCK

     The Company has authority to issue up to 10,000,000 shares of Preferred Stock as described below. At March 13, 1998, there were no shares of Preferred Stock issued or outstanding.

GENERAL

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. An unqualified opinion of counsel as to legality of the Preferred Stock will be obtained by the Company and filed by means of a post-effective amendment or Form 8-K prior to the time any sales of Preferred Stock are made. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Certificate of Incorporation (including the applicable Certificate of Designations) and Bylaws.

     Shares of Preferred Stock may be issued from time to time in one or more series as authorized by the Company's Board of Directors. Subject to limitations prescribed by the Delaware General Corporation Law and the Certificate of Incorporation, the Company's Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution by the Board of Directors or a duly authorized committee thereof. Notwithstanding the foregoing
(i) any series of Preferred Stock may be voting or non-voting, provided that the voting rights of any voting shares of Preferred Stock will be limited to no more than one vote per share on matters voted upon by the holders of such series, and
(ii) in the event any person acquires 20% or more of the outstanding shares of Common Stock and/or Preferred Stock, the Board of Directors cannot issue any series of Preferred Stock unless such issuance is approved by the vote of holders of at least 50% of the outstanding shares of Common Stock. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

          (a) the title and stated value of such Preferred Stock;

          (b) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

          (c)  the  dividend  rate(s),   period(s)  and/or  payment  date(s)  or
     method(s) of calculation thereof applicable to such Preferred Stock;

          (d) the date from which dividends on such Preferred Stock shall accumulate;

          (e) the procedures for any auction and remarketing, if any, for such Preferred Stock;

          (f) the  provision  for a sinking  fund,  if any,  for such  Preferred
     Stock;

          (g) any voting rights of such Preferred Stock;

          (h) the provision for redemption, if applicable, of such Preferred Stock;

          (i) any listing of such Preferred Stock on any securities exchange;

          (j) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof);

          (k) a discussion of material federal income tax considerations applicable to such Preferred Stock;

          (l) any limitations on actual, beneficial or constructive ownership and restrictions on transfer, in each case as may be appropriate to preserve the Company's REIT status;

          (m) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

          (n) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

          (o) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

RANK

     Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company, rank (a) senior to all Common Stock and to all equity or other securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (b) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the affairs of the Company; and (c) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the affairs of the Company. For these purposes, the term "equity securities" does not include convertible debt securities.

DIVIDENDS

     Holders of shares of the Preferred Stock of each series shall be entitled to receive, when, as and if declared by the Company's Board of Directors, out of the Company's assets legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the Company's stock transfer books on such record dates as shall be fixed by the Company's Board of Directors.

     Dividends on any series of Preferred Stock will be cumulative. Dividends will be cumulative from and after the date set forth in the applicable Prospectus Supplement.

     If any shares of Preferred Stock of any series are outstanding, full dividends shall not be declared or paid or set apart for payment on the Preferred Stock of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared on shares of Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends of such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of Preferred Stock of such series and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series that may be in arrears.

     Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in the Common Stock or other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made on the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any amounts be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

     Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series that remains payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the Company's option, as a whole or in part, in each case on the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid dividends thereon to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless full cumulative dividends on all shares of such series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no shares of such series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the Company's REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, unless full cumulative dividends on all outstanding shares of such series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the Company's REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

     If fewer than all the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company that is consistent with the Certificate of Incorporation.

     Notice of redemption will be mailed at least 30, but not more than 60, days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed at the address shown on the Company's stock transfer books. Each notice shall state: (a) the redemption date; (b) the number of shares and series of the Preferred Stock to be redeemed; (c) the redemption price; (d) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (e) that dividends on the shares to be redeemed will cease to accumulate on such redemption date; and (f) the date on which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder and, upon redemption, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. In order to facilitate the redemption of shares of Preferred Stock of any series, the Board of Directors may fix a record date for the determination of shares of such series of Preferred Stock to be redeemed.

     Subject to applicable law and the limitation on purchases when dividends on a series of Preferred Stock are in arrears, the Company may, at any time and from time to time purchase any shares of such series of Preferred Stock in the open market, by tender or by private agreement.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of the Common Stock or any other class or series of capital stock of the Company ranking junior to any series of the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Company, the holders of such series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. If, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of any series of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with such series of Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of such series of Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of any series of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to such series of Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other entity, or the sale, lease, transfer or conveyance of all or substantially all of the Company's property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of the affairs of the Company.

VOTING RIGHTS

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock of a series remain outstanding, the Company shall not, without the affirmative vote or consent of the holders of at least a majority of the shares of such series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of the Certificate of Incorporation or the Certificate of Designations for such series of Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

     Under Delaware law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote as a class upon a proposed amendment to the Certificate of Incorporation, whether or not entitled to vote thereon by the Restated Certificate of Incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such series, increase or decrease the par value of the shares of such series, or alter or change the powers, preferences or special rights of the shares of such series so as to affect them adversely.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price or manner of calculation thereof, the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, actually or constructively, by a single person or entity of the Company's outstanding equity securities. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

     The transfer agent and registrar for any series of Preferred Stock will be set forth in the applicable Prospectus Supplement.

                  RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

     For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 355 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To ensure that the Company remains qualified as a REIT, the Certificate of Incorporation, subject to certain exceptions, provides that a transfer of Common Stock is void if it would result in Beneficial Ownership (as defined below) of the Common Stock in excess of the Ownership Limit (as defined below) or would result in the Common Stock being beneficially owned by less than 100 persons. "Transfer" generally means any sale, transfer, gift, assignment, devise or other disposition of Common Stock, whether voluntary or involuntary, whether of record or beneficially and whether by operation of law or otherwise. "Beneficial Ownership" generally means ownership of Common Stock by a person who would be treated as an owner of such shares of Common Stock either actually or constructively through the application of Section 544 of the Internal Revenue Code of 1986, as modified by Section 856(h)(1)(B) of the Internal Revenue Code of 1986. "Ownership Limit" generally means 9.8% of the outstanding Common Stock of the Company and, after certain adjustments pursuant to the Certificate of Incorporation, means such greater percentage of the outstanding Common Stock as so adjusted. The Board of Directors may, in its discretion, adjust the Ownership Limit of any Person provided that after such adjustment, the Ownership Limit of all other persons shall be adjusted such that in no event may any five persons Beneficially Own more than 49% of the Common Stock. Any class or series of Preferred Stock may be subject to these restrictions if so stated in the resolutions providing for the issuance of such Preferred Stock. The Restated Certificate of Incorporation provides certain remedies to the Board of Directors in the event the restrictions on Transfer are not met.

     All certificates of Common Stock, any other series of the Company's Common Stock and any class or series of Preferred Stock will bear a legend referring to the restrictions described above and as described in the certificate of designation relating to any issuance of Preferred Stock. All persons who have Beneficial Ownership or who are a shareholder of record of a specified percentage (or more) of the outstanding capital stock of the Company must file a notice with the Company containing information regarding their ownership of stock as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage is set between .5% and 5%, depending on the number of record holders of capital stock.

     This ownership limitation may have the effect of precluding acquisition of control of the Company by a third party unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The provisions of the Code pertaining to REITs are highly technical and complex. The following is a summary of the material provisions which govern the federal income tax treatment of the Company. The summary is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Securities will vary depending on the terms of the specific Securities acquired by such holder, as well as his or her particular situation. This discussion does not attempt to address any aspects of federal income taxation relating to holders of Securities. Certain federal income tax considerations relevant to a holder of Securities will be provided in the Prospectus Supplement relating thereto.

     EACH INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OR HER OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OR HER OF THE ACQUISITION, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE LAWS.

QUALIFICATION OF THE COMPANY AS A REIT; OPINION OF COUNSEL

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its fiscal year ended December 31, 1994. The election to be taxed as a REIT will continue until it is revoked or otherwise terminated. The most important consequence to the Company of being treated as a REIT for federal income tax purposes is that it will not be subject to federal corporate income taxes on net income that is currently distributed to its stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that typically results when a corporation earns income and distributes that income to stockholders in the form of a dividend. Accordingly, if the Company at any time fails to qualify as a REIT, the Company will be taxed on its distributed income, thereby reducing the amount of cash available for distribution to its stockholders.

     In the opinion of Kutak Rock, counsel to the Company, commencing with the taxable year ended December 31, 1994, the Company has been organized in conformity with the requirements for qualification as a REIT and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon the representations of the Company as to factual matters. Moreover, continued qualification and taxation as a REIT will depend on the Company's ability to satisfy on a continuing basis certain distribution levels, diversity of stock ownership and various income and asset limitations, including certain limitations concerning the ownership of securities, imposed by the Code as summarized below. While the Company intends to operate so that it will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the circumstances of the Company, no assurance can be given by counsel or the Company that the Company will so qualify for any particular year. Kutak Rock will not review compliance with these tests on a continuing basis, and will not undertake to update its opinion subsequent to the date hereof.

TAXATION OF THE COMPANY AS A REIT

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal income tax on net income that is currently distributed to its stockholders. The Company may, however, be subject to certain federal taxes based on the amount of its distributions or its inability to meet certain REIT qualification requirements. These taxes are the following:

     TAX ON UNDISTRIBUTED INCOME. First, if the Company does not distribute all of its net taxable income, including any net capital gain, the Company would be taxed at regular corporate rates on the undistributed income or gains. The Company may elect to retain and pay tax on its capital gains.

     TAX ON PROHIBITED TRANSACTIONS. Second, if the Company has net income from certain prohibited transactions, including sales or dispositions of property held primarily for sale to customers in the ordinary course of business, such net income would be subject to a 100% confiscatory tax.

     TAX ON FAILURE TO MEET GROSS INCOME REQUIREMENTS. Third, if the Company should fail to meet either the 75% or 95% gross income test as described below but still qualify for REIT status because, among other requirements, it was able to show that such failure was due to reasonable cause, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount, if any, by which the Company failed either the 75% or the 95% gross income test, multiplied by (b) a fraction intended to reflect the Company's profitability.

     TAX ON FAILURE TO MEET DISTRIBUTION REQUIREMENTS. Fourth, if the Company should fail to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     ALTERNATIVE MINIMUM TAX. Fifth, the Company may be subject to alternative minimum tax on certain items of tax preference.

     TAX ON FORECLOSURE PROPERTY. Sixth, if the Company has (a) net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

     TAX  ON  BUILT-IN  GAIN.   Seventh,  if  during  the  10-year  period  (the
"Recognition Period") beginning on the date that the Company's corporate predecessor merged with and into the Company, the Company recognizes gain on the disposition of any asset acquired by the Company from the corporate predecessor, then to the extent of the excess of (a) the fair market value of such asset as of the beginning of such Recognition Period over (b) the Company's adjusted basis in such asset as of the beginning of such Recognition Period, such gain will be subject to tax at the highest regular corporate rate pursuant to IRS regulations that have not yet been promulgated.

OVERVIEW OF REIT QUALIFICATION RULES

     The following summarizes the basic requirements for REIT status:

          (a) The Company must be a corporation, trust or association that is managed by one or more trustees or directors.

          (b) The Company's stock or beneficial interests must be transferable and held by more than 100 stockholders, and no more than 50% of the value of the Company's stock may be held, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities).

          (c) Generally,  75% (by value) of the Company's investments must be in
     real  estate,   mortgages  secured  by  real  estate,  cash  or  government securities.

          (d) The Company must meet three gross income tests:

               (i) First, at least 75% of the gross income must be derived from specific real estate sources;

               (ii) Second, at least 95% of the gross income must be from the real estate sources includable in the 75% test, or from dividends, interest or gains from the sale or disposition of stock and securities; and

               (iii) Third, for taxable years beginning on or before August 5, 1997, less than 30% of the gross income may be derived from the sale of real estate assets held for less than four years, from the sale of certain "dealer" properties or from the sale of stock or securities having a short-term holding period.

          (e) The Company must distribute to its stockholders in each taxable year an amount at least equal to 95% of the Company's "REIT taxable income" (which is generally equivalent to taxable ordinary income and is defined below).

     The discussion set forth below explains these REIT qualification requirements in greater detail. It also addresses how these highly technical rules may be expected to impact the Company in its operations, noting areas of uncertainty that perhaps could lead to adverse consequences to the Company and its stockholders.

     SHARE OWNERSHIP. The Company's shares of stock are fully transferable and are subject to transfer restrictions set forth in its Certificate of Incorporation. Furthermore, the Company has more than 100 shareholders and its Certificate of Incorporation, as a general matter, provides, to decrease the possibility that the Company will ever be closely held, that no individual, corporation or partnership is permitted to actually or constructively own more than 9.8% of the number of outstanding shares of Common Stock. The Ownership Limit may be adjusted, however, by the Company's Board of Directors in certain circumstances. Purported transfers which would violate the Ownership Limit will be void. In addition, shares of Common Stock acquired in excess of the Ownership Limit may be redeemed by the Company. The ownership and transfer restrictions pertaining generally to a particular issue of Preferred Stock will be described in the Prospectus Supplement relating to such issue. In the case of a REIT which solicits certain required information from its shareholders, the failure to satisfy the closely held requirement described above will result in disqualification only if the REIT had knowledge or upon the exercise of reasonable diligence would have known of the failure to satisfy such requirement.

     NATURE OF ASSETS. On the last day of each calendar quarter, at least 75% of the value of the Company's total assets must consist of (a) real estate assets (including interests in real property and mortgages on loans secured by real property), (b) cash and cash items (including receivables), and (c) government securities (collectively, the "real estate assets"). Except for certain partnerships and "qualified REIT subsidiaries," as described below, the securities of any issuer, other than the United States government, may not represent more than 5% of the value of the Company's total assets or 10% of the outstanding voting securities of any one issuer.

     While, as noted above, a REIT cannot own more than 10% of the outstanding voting securities of any single issuer, an exception to this rule permits REITs to own "qualified REIT subsidiaries." A "qualified REIT subsidiary" is any corporation in which 100% of its stock is owned by the REIT. The Company owns the stock or beneficial interests of several entities which will be treated as "qualified REIT subsidiaries" and will not adversely affect the Company's qualification as a REIT.

     The Company may acquire interests in partnerships that directly or indirectly own and operate properties similar to those currently owned by the Company. The Company, for purposes of satisfying its REIT asset and income tests, will be treated as if it owns a proportionate share of each of the assets of these partnerships attributable to such interests. For these purposes, the Company's interest in each of the partnerships will be determined in accordance with its capital interest in such partnership. The character of the various assets in the hands of the partnership and the items of gross income of the partnership will remain the same in the Company's hands for these purposes. Accordingly, to the extent the partnership receives qualified real estate rentals and holds real property, a proportionate share of such qualified income and assets, based on the Company's capital interest in the partnerships, will be treated as qualified rental income and real estate assets of the Company for purposes of determining its REIT characterization. It is expected that substantially all the properties of the partnerships will constitute real estate assets and generate qualified rental income for these REIT qualification purposes.

     This treatment for partnerships is conditioned on the treatment of these entities as partnerships for federal income tax purposes (as opposed to associations taxable as corporations). If any of the partnerships were treated as an association (or, in some cases, a publicly traded partnership), it would be taxable as a corporation. In such situation, if the Company's ownership in any of the partnerships exceeded 10% of the partnership's voting interests or the value of such interest exceeded 5% of the value of the Company's assets, the Company would cease to qualify as a REIT. Furthermore, in such a situation, distributions from any of the partnerships to the Company would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described below and which could therefore make it more difficult for the Company to qualify as a REIT for the taxable year in which such distribution was received. In addition, in such a situation, the interest in any of the partnerships held by the

Company would not qualify as "real estate assets," which could make it more difficult for the Company to meet the 75% asset test described above. Finally, in such a situation, the Company would not be able to deduct its share of any losses generated by the partnerships in computing its taxable income. The Company will take all steps reasonably necessary to ensure that any partnership in which it acquires an interest will be treated for tax purposes as a partnership (and not as an association taxable as a corporation). However, there can be no assurance that the IRS may not successfully challenge the tax status of any such partnership.

     INCOME TESTS. To maintain its qualification as a REIT, the Company must meet three gross income requirements that must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from dividends, interest and gain from the sale or disposition of stock or securities, from any combination of the foregoing or from certain hedging agreements entered into to reduce interest rate risks. Third, for taxable years commencing on or before August 5, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year.

     Rents received by the Company on the lease of its properties will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income test if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of such tenant (a "Related-Party Tenant"). Third, if rent attributable to personal property leased in connection with the lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." The Company does not anticipate charging rent for any property that is based in whole or in part on the income or profits of any person (other than rent based on a fixed percentage or percentages of receipts or sales) and the Company does not anticipate receiving any rents from Related-Party Tenants. Furthermore, the Company expects that in substantially all cases the rents attributable to its leased personal property will be less than 15% of the total rent payable under such lease.

     Finally, for rents to qualify as "rents from real property," the Company must not operate or manage the property or furnish or render services to tenants unless the Company furnishes or renders such services through an independent contractor from whom the Company derives no revenue. The Company need not utilize an independent contractor to the extent that services provided by the Company are usually and customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." If the amount received by the Company from impermissible tenant services does not exceed 1% of the total amounts received by the Company with respect to such related property, such rents will not as a result be treated as nonqualifying income. Impermissible tenant services include services rendered by the Company to tenants, other than the foregoing customary services and services with regard to managing or operating the property. The Company does not anticipate that it will provide any services with respect to its properties.

     The Company intends to monitor the percentage of nonqualifying income and reduce the percentage of nonqualifying income if necessary. Because the income tests are based on a percentage of total gross income, increases in qualifying rents will reduce the percentage of nonqualifying income. In addition, the Company intends to acquire additional real estate assets that would generate qualifying income, thereby lowering the percentage of total nonqualifying income. Increases in other nonqualifying income may similarly affect these calculations. The Company does not expect to generate nonqualifying income in quantities which would cause it to fail either at the foregoing 75% or 95% gross income tests.

     If the Company fails to satisfy one or both of the 75% and 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if the Company's failure to meet such test was due to reasonable cause and not willful neglect and the Company attaches a schedule of its income sources to its tax return that does not fraudulently or intentionally exclude any income sources. As discussed above, even if these relief provisions apply, a tax would be imposed with respect to such excess income.

     ANNUAL DISTRIBUTION REQUIREMENTS. Each year, the Company must have a deduction for dividends paid (determined under Section 561 of the Code) to its stockholders in an amount equal to (a) 95% of the sum of (i) its "REIT taxable income" as defined below (computed without a deduction for dividends paid and excluding any net capital gain), (ii) any net income from foreclosure property less the tax on such income, minus (b) any "excess noncash income," as defined below. "REIT taxable income" is the taxable income of a REIT subject to certain adjustments, including, without limitation, an exclusion for net income from foreclosure property, a deduction for the excise tax on the greater of the amount by which the REIT fails the 75% or the 95% income test, and an exclusion for an amount equal to any net income derived from prohibited transactions. "Excess noncash income" means the excess of certain amounts that the REIT is required to recognize as income in advance of receiving cash, such as original issue discount on purchase money debt, over 5% of the REIT taxable income before deduction for dividends paid and excluding any net capital gain. Such distributions must be made in the taxable year to which they relate, or in the following taxable year if declared before the REIT timely files its tax return for such year and is paid on or before the first regular dividend payment after such declaration.

     It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (a) the actual receipt of income and the actual payment of deductible expenses and (b) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. Furthermore, principal payments on Company indebtedness, which would have the effect of lowering the amount of distributable cash without an offsetting deduction to Company taxable income, may adversely affect the Company's ability to meet this distribution requirement. In the event that such timing differences or reduction to distributable cash occurs, in order to meet the 95% distribution requirement, the Company may find it necessary to arrange for short-term, or possible long-term, borrowings or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year that may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay to the IRS interest based on the amount of any deduction taken for deficiency dividends.

     Congress is currently considering several proposals which, if adopted, would modify the requirements applicable to REITs. Among such requirements is one which would preclude a REIT from owning more than 10% of the value of the stock of any subsidiary, other than a qualified REIT subsidiary. An additional proposal would prohibit an existing corporation from deferring built-in gains upon filing an election to be treated as a REIT. If an entity's election to be treated as a REIT were terminated, such provision, if enacted, would make requalification as a REIT substantially more difficult. It is not possible to predict which, if any, of the current proposals will be enacted or the effect of such proposals on the Company.

FAILURE OF THE COMPANY TO QUALIFY AS A REIT

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company would be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, thereby reducing the amount of cash available for distribution to its stockholders. Distributions to stockholders in any year in which the Company fails to qualify would not be deductible by the Company nor would they be required to be made. In such an event, to the extent of current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory relief provisions, the Company would also be disqualified from taxation as a REIT for the four taxable years following the year during which such qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

STATE AND LOCAL TAXES

     The Company may be subject to state or local taxes in other jurisdictions such as those in which the Company may be deemed to be engaged in activities or own property or other interests. Such tax treatment of the Company in states having taxing jurisdiction over it may differ from the federal income tax treatment described in this summary. Each stockholder should consult his or her tax advisor as to the status of the Company and the Securities under the respective state laws applicable to them.

                             PLAN OF DISTRIBUTION

     The terms of any offering of Securities under this Registration Statement will be set forth in the applicable Prospectus Supplement. The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents or dealers. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize dealers acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions.

     Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     Certain of the underwriters, dealers and agents and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

     Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock. The Common Stock is currently listed on the NYSE. Unless otherwise specified in the related Prospectus Supplement, any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance. The Company may elect to list any series of Debt Securities or Preferred Stock on the NYSE or other exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, there can be no assurance as to the liquidity of, or the trading market for, the Securities.

     If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such offers.

                                 LEGAL MATTERS

     Certain legal matters relating to the Securities to be offered hereby, and certain REIT matters relating to the Company, will be passed upon for the Company by the national law firm of Kutak Rock, 717 Seventeenth Street, Suite 2900, Denver, Colorado 80202.

                                    EXPERTS

     The financial statements and schedules for the fiscal year ended December 31, 1997 incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report, with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

================================================================================



                                6,000,000 SHARES




                               FRANCHISE FINANCE
                             CORPORATION OF AMERICA



                                  COMMON STOCK




                       ---------------------------------

                             PROSPECTUS SUPPLEMENT

                       ---------------------------------


                              MERRILL LYNCH & CO.

                           BEAR, STEARNS & CO. INC.

                          MORGAN STANLEY DEAN WITTER

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                             SALOMON SMITH BARNEY




                                JANUARY 27, 1999





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